SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                        POST-EFFECTIVE AMENDMENT NO. 2 TO
                                    FORM 10SB
   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER
                          Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934


                              --------------------


                              Bullhide Corporation
                              --------------------
             (Exact name of Registrant as specified in its charter)


         Washington                                    91-1605108
(State or other jurisdiction of            (IRS Employer Identification Number)
incorporation or organization)



10 Fairway Drive, Suite 211
Deerfield Beach, Florida                                 33441
----------------------------------------                --------
(Address of Principal Executive Officer)                Zip Code



                                 (954) 571-2400
                                 --------------
                   Registrant's Telephone Number and Area Code


                              --------------------

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

       TITLE OF EACH CLASS                        NAME OF EACH EXCHANGE
         TO BE REGISTERED                        ON WHICH EACH CLASS IS TO
       -------------------                              BE REGISTERED
                                                 -------------------------

              None                                         None

        Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, .002 par value per share
                     --------------------------------------
                                (Title of Class)

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                                TABLE OF CONTENTS

ITEM 1.           DESCRIPTION OF BUSINESS........................................  1

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION..................  9

ITEM 3.           DESCRIPTION OF PROPERTIES......................................  16

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                  OWNERS AND MANAGEMENT..........................................  16

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS,
                  PROMOTERS AND CONTROL PERSONS..................................  17

ITEM 6.           EXECUTIVE COMPENSATION.........................................  18

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED
                  TRANSACTIONS...................................................  19

ITEM 8.           DESCRIPTION OF SECURITIES TO BE REGISTERED.....................  20

                                     PART II

ITEM 1.           MARKET PRICE OF AND DIVIDENDS ON THE
                  REGISTRANT'S COMMON EQUITY AND RELATED
                           STOCKHOLDER MATTERS...................................  22

ITEM 2.           LEGAL PROCEEDINGS..............................................  22

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH
                  ACCOUNTANTS....................................................  23

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES........................  23

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS......................  24

                  FINANCIAL STATEMENTS AND EXHIBITS..............................  25

                                    PART III

ITEM 1.           INDEX TO EXHIBITS..............................................  25


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ITEM 1.           DESCRIPTION OF BUSINESS

OVERVIEW

         Bullhide was established in 1993 to take advantage of the multiple uses and markets for a patent pending high performance polyurethane material with superior protective coating properties. Bullhide(R) products protect metal, wood, fiberglass and concrete from wear and deterioration. The target markets for the Bullhide products are the pickup truck protective bedliner market and the industrial flooring market.

         Bullhide has established a licensed dealership program. Under its dealership program, dealers buy Bullhide's equipment and marketing materials as a system and do not pay a franchise fee. As of January 14, 1999, Bullhide had 54 dealerships, 5 master distributors and 2 franchises in 25 states and 2 countries. Bullhide also has a prototype store in Spokane, Washington where it conducts many proprietary training classes for its dealers.

HISTORY

         In 1990, Ronald Grossman started the PolyChem Corporation, a Washington corporation, ("PolyChem") to research and develop new polyurethane technology. Mr. Grossman discovered a method of making high performance polyurethane elastomers out of a unique combination of materials so that the material was affordable to many previously untapped markets. Elastomers are synthetic materials made with elasticity so that they can expand and contract without losing their essential properties. As Mr. Grossman looked for applications for this new technology, the automotive/truck accessory industry expressed a need for the "next generation" pickup truck bedliner to improve on the shortcomings of drop-in liners.

         In January 1992, a prototype shop was established in Spokane, Washington to enable the development and refinement of the product, application equipment and marketing methods. On April 2, 1993, Bullhide was incorporated in the state of Washington as "The Bullhide Corporation" and changed its name to "The Bullhide Liner Corporation" on June 8, 1994. Subsequently, on July 6 1999, Bullhide changed its name to "Bullhide Corporation." After the initial success of marketing the spray molded bedliner concept locally, it was decided to expand the concept and the business nationally.

         Bullhide initially granted franchises for spray on liner application shops, but discontinued that practice in July 1996 and now sells dealerships under licensing agreements. In addition to individual dealerships, Bullhide has recently switched its marketing emphasis to sales of master distributorships. Under a master distributorship agreement, the master distributor obtains the

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exclusive right to open a specified number of stores within a specified geographic area. As a result, Bullhide is able to obtain a greater return on the costs associated with expanding its dealer network.

         During its initial four years of operations from April 1993 until June 1997, Bullhide purchased all of its products under an exclusive arrangement with PolyChem. However, on June 30, 1997, Bullhide obtained an exclusive license from PolyChem for the use of the technology and production of the materials used in the pickup bed liner process. Under the terms of the license agreement, Bullhide will pay PolyChem a royalty based on five percent of total gross revenues of Bullhide up to a maximum of $200,000. See "Certain Relationships and Related Transactions."

         In October 1998, Bullhide created the QUARRA(R) Coating Division to market industrial applications of its polyurethane based coatings. Three new products designed specifically to meet industrial user demand will be marketed under the registered trademark QUARRA(R).

OPERATIONS AND PRODUCTS

         Bullhide has established a licensed dealership program to distribute its products and services. Under its licensed dealership program, dealers buy Bullhide's equipment and marketing materials as a system and do not pay a franchise fee. As of January 14, 2000, Bullhide had 54 dealerships, 5 master distributors and 2 franchises in 25 states and 2 countries. Bullhide also has a prototype store in Spokane, Washington where it conducts many proprietary training classes for its dealers.

         In the summer of 1999, Bullhide began selling master distributorship agreements to master distributors, who have agreed to develop multiple outlets for Bullhide's products within a specified geographic area. Bullhide began to emphasize selling master distributorship agreements because it allows for a greater return on the costs associated with expanding Bullhide's dealer network. As of January 14, 2000, Bullhide had sold 5 master distributorship agreements.

         In June 1999, Bullhide announced that it had signed Performance Surfacing, Inc, as its sixth master distributor. According to the contract's ramp-up schedule, Bullhide's management estimates that Performance Surfacing will add $180,000 in revenue within the first year and approximately $800,000 in annual revenue once all the locations are fully operational. These projections are based upon the requirement that Performance Surfacing open a minimum of eight stores by December 15, 2002, and upon what Bullhide believes are reasonable projections of sales from these stores as they become fully operational.

         On July 7, 1999, Bullhide issued a press release announcing that it had signed New England Polycote, as its seventh master distributor. In the July 7, 1999 press release, Bullhide stated that approximately $360,000 in annual revenues were expected from New England

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Polycote, once all locations were fully operational. This expectation is based upon the requirement under the agreement that New England Polycote open a minimum of seven stores by September 15, 2002, and upon what Bullhide believes are reasonable projections of sales from those stores as they become fully operational.

         Bullhide offers its licensees, master distributors and customers a turn-key operation that is complete with superior products and application processes, full training and support, and on-going research and development.

         Bullhide markets its licensed dealership program and multi-area development agreements predominately through advertising and participation in trade shows. See "Business - Markets and Customers." The specific industries and markets served by Bullhide are primarily determined by the industries and markets in which its dealers and master distributors have expertise. Bullhide's 's primary markets are the pickup truck bedliner market, the flooring market and the original equipment manufacturer ("OEM"). The OEM market includes manufacturers or prefabricated staircase covers, manufacturers of trailers for animal transport and metal boat manufacturers.

         When a dealer is signed, it must attend a week of training at the corporate training center, or designated training facility, and purchase certain equipment and materials from Bullhide. Bullhide's marketing material has been designed to be a turn-key program for each new licensed dealership. It includes point-of-purchase displays, finished product samples, color brochures, nationally-syndicated advertising jingles and other commercially produced advertising materials for print, radio and TV media. Although offered, Bullhide's dealers are not required to purchase these marketing materials.

         Bullhide developed and conducts its own proprietary training classes for its dealers, which are designed to enable each shop crew to learn the many aspects of running its business. The program provides hands-on experience in the areas of: masking and preparation, spray molding, machine maintenance, marketing, advertising, shop location, shop layout and design and office support systems. Advanced training is available for licensees interested in going mobile or expanding to other applications of the Bullhide(R) family of products. Advanced training involves learning the basic elements of estimating and contracting, as well as the legal aspects of getting bonded and complying with the regulations involved in a particular state, county or city.

         The key people within Bullhide have years of experience handling situations that their licensees and dealers may encounter. Answers to most operating questions are routinely provided over the phone. Specific product recommendations for an unusual job can be dealt with quickly by experienced personnel. More in-depth questions about the equipment or the material can be referred to in-house equipment engineering and product development departments.

         Technical bulletins are sent regularly to all dealers concerning new product applications,

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equipment developments, production techniques and unique marketing ideas.

PRODUCTS AND MANUFACTURING

Products

         The Bullhide(R) system consists of a patent pending proprietary polyurethane material and certain technologies for the manufacturing and application of the product. Bullhide's primary products are Bullhide 2000 and QUARRA 2000.

         Bullhide 2000 is the primary product used in the Bullhide(R) system. It is a two-component fast reacting polyurethane elastomer that is 100% solid, surpassing all other known 100% solid linings in the "combined toughness index (PSI tensile strength and elongation). The product is (i) resistant to water, fuels, oils and most chemicals, (ii) available in a variety of colors, (iii) available with either a smooth or non-slip surface, (iii) permanently flexible to -40F, (iv) adheres to virtually anything and (v) retains toughness up to +250F. Other products include Bullhide 1500 and certain primers used to prepare the surface for the Bullhide(R) product.

         QUARRA 2000 is the primary product in the QUARRA(R) product line, which markets industrial formulations of the well-established bed liner products. QUARRA 2000 is a rubbery tough coating (up to 1/4") with extreme abrasion and impact resistance, stretchability and non- slip properties. Applications include parking decks, warehouse floors, shipping docks, rail ore cars, secondary chemical and waste water containment and waterproofing. Other products in the QUARRA(R) line include QUARRA 1500 and QUARRA 2400.

         The heart and the brains of the Bullhide(R) system is the Spray Master 3030. This is a plural component, high volume low pressure spray molding machine. The electronically controlled metering system assures a perfectly "on-ratio" application every time. In conjunction with the new Quarra(R) products, Bullhide developed a high output application machine to shorten the industrial job times. The Spraymaster 3050 is a high-output application machine with four times the output of the 3030 machine and the capacity to coat 10,000 square feet per day of QUARRA coatings.

Manufacturing and Raw Materials

         The manufacturing of the products is carried out by utilizing strict secrecy and non- disclosure, non-compete agreements with a select number of manufacturers. The manufacturers are involved in producing and marketing other polyurethane products, such as polyurethane foam, not in competition with the end use markets of Bullhide's customers. Multiple manufacturers give Bullhide production capability in various locations and also serve to keep transportation costs as low as possible

         The primary raw materials used in the manufacture of Bullhide's products are Polyol,

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which is a resin, and Diisocyanate, which is a hardening agent. When combined, these materials form polyurethanes. The raw materials required by Bullhide are obtained from regular commercial sources of supply and, in most cases, multiple sources. The capacity, supply and demand for raw materials are subject to cyclical and other market factors. Under normal conditions, there is no difficulty in obtaining requirements at competitive prices. In addition, no shortages have been experienced by Bullhide in obtaining its required raw materials.

PROPRIETARY RIGHTS

         Bullhide and PolyChem have registered their Bullhide(R) and QUARRA(R) trademarks, respectively, with the United States Patent and Trademark Office. In addition, Bullhide has applied for a patent on its application process.

 MARKET AND CUSTOMERS

         Bullhide markets its licensed dealership program, master distributorship agreements and products and services primarily through advertising and participation in trade shows. Bullhide attends national trade shows for (1) the general automotive after parts market and (2) the industrial coating market. Bullhide encourages its dealers and master distributors to attend local trade shows in these areas. Advertising and attendance at trade shows serve two purposes. One, Bullhide is looking for persons who wish to buy its dealership and master distributorship programs. Two, through advertising and attendance at trade shows, Bullhide products and services achieve greater visibility.

         The specific industries and markets served by Bullhide are primarily determined by the industries and markets in which its dealers and master distributors have expertise, including the following.

Pickup Truck Bedliner Market

         One of Bullhide's primary target markets is the pickup truck protective bedliner market. Accordingly to Automotive Week, more than 3 million pickup trucks were sold in the U.S. in 1997. The market has been growing at an average of 10% a year since 1991 and estimates indicate that there are an additional 11 million trucks on the U.S. highways today that are less than five years old. Since initializing its development in 1992, Bullhide has installed more than 4,000 liners in pickup trucks.

         The primary wholesale customers for Bullhide's pick-up bed liners are the pickup truck/auto dealers. The auto-truck dealers sell the liner as part of the accessory package at the point of sale of the truck, and can thereby include it as part of the financing package. It is then installed by the local Bullhide shop. Bullhide has developed a sales video which is utilized as part of a point of purchase display. The display contains a photo album, product samples and brochures as well as a video. Other wholesale customers include leasing companies that supply

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the leasing needs of large fleet customers and local accessory installers.
Potential fleet customers include government, businesses with delivery services such as soft drink distributors, construction companies, and lawn care services.

Flooring Market

         In January 1999, Bullhide announced that it had established a firm marketing plan for its QUARRA 2000 products which are primarily sold in the commercial and industrial flooring markets. The potential market is large, being in the tens of millions of square feet. Applications include warehouse floors, shipping docks, secondary chemical and waste water containment as well as waterproofing and more.

         Examples of some of the industrial applications are as follows. In January 1999, one of Bullhide's distributors in Florida completed the spraying of a beverage cooler room at Pro Player Stadium in preparation for Super Bowl XXXIII. Bullhide's QUARRA 2000 was sprayed onto the steel floor and walls of the room creating a containment barrier which eliminated the problem of liquid leaking through the floor and onto the seats in the Club Level of the stadium. The flooring also provided some "give" so that the 160 pound kegs no longer buckled the floor when dropped.

         The City of Spokane, Washington approved the use of Bullhide's Quarra 2000 on pedestrian sidewalks. The approval was based on the anti-skid properties and positive test results over a 3,800 square foot test area. This was followed by a recent government coefficient of Friction Test which was performed according to ASTM (American Standard Testing Method) D 1894. The results show that Bullhide's QUARRA 2000 meets and exceeds these specifications in both the static and kinetic state, as well as wet and dry conditions. Through the American with Disabilities Act, the government stated that flooring materials with a coefficient of Friction measurement above .60 meet the requirements of "non-slip" flooring. Bullhide's Quarra 2000 grades out in the mid .90's and above.

Original Equipment Manufacturers

         OEM or Original Equipment Manufacturers, represent a unique market separate from the bedliner market. At least three potential markets for OEM applications are manufacturers of prefabricated staircase covers, manufacturers of trailers for animal transport and metal boat manufacturers.

         Manufacturers of Prefabricated Staircase Covers. Bullhide is currently being used by Mountain States Home Improvement, Inc., a manufacturer who produces Tread-Ex(TM) , a prefabricated staircase cover, designed as a low cost, permanent solution to concrete and wood stairs that are worn and in disrepair. Tread Ex(TM) , which consists of a steel base formed to match existing stairs and landings covered with Bullhide 2000, is applied to existing stairs in multi-family housing condominiums and apartment complexes.

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         Horse Trailer and Other Trailer Manufacturers. Bullhide's market research shows that the best way to achieve penetration into this market is by selling the Bullhide(R) system directly to those trailer manufacturers or their largest distributors. There are over 120 trailer manufacturers, excluding semi-truck trailers, in the United States. As in many industries, the top 20 manufacturers control about 80% of the market.

         Cargo trailers and horse trailers can be protected with Bullhide both inside and out. Bullhide's rock guard protection shields the outside of the horse trailers while giving anti-slip coating protection to the wheel covers and fenders. Bullhide has also been used on the trailers' floors to give horses and livestock padding which prevents injuries during transport. Bullhide has demonstrated this application in more than 50 trailers. On the inside, the floor can be totally sealed, so that it is easier to keep clean.

         Boat Manufacturers. Bullhide's market research shows that there are about 55 metal boat manufacturers in the United States. Bullhide(R) has tremendous adhesion to aluminum. It functions as a sound deadener as well as an easily cleanable, anti-slip covering. Since it is decorative as well as functional, Bullhide can be installed on the deck, floor and interior of boats. Bullhide has successfully installed in excess of 30 linings on aluminum boats.

BUSINESS ACTIVITIES AND REVISED PROJECTIONS

         In December 1998, Bullhide entered into a one year License Agreement with Sears, Roebuck and Co. Pursuant to the License Agreement, the two companies had agreed to a two store test in the Orlando area in which Bullhide would make use of two vacant automotive bays in each store. As a licensee of Sears, Bullhide had intended to install Bullhide spray on bed liners and/or accessories in truck beds, campers, trailers, and boat decks. Based on its contract with Sears, Bullhide made certain statements on its web site that it intended to establish over 800 installation centers over the next five years. Bullhide had also predicted that its total sales in year five would approach $64 million, generating $12 million in net income and that it would sell over 960 Spray master machines over the next five years. However, in August 1999, when both parties realized that they would not be able to perform their obligations under the Licensing Agreement, Bullhide realized that it must revise its projections. On January 26, 2000, Bullhide issued a press release informing the market that the License Agreement with Sears was terminated and that the projected revenue and income from the Agreement would not be achieved. See the Press Release attached as Exhibit 99.1.

         In June 1999, Bullhide entered into negotiations with Scorpion Truck Bedlinings, Inc. Scorpion has a low-cost spray on truck bedliner system, which it markets primarily to auto body and collision repair systems. Scorpion also a network of 300 dealers in 17 countries. Bullhide had hoped that it could add Scorpion's low cost spray-on truck bedliner system to its product line and benefit from Scorpion's network of dealers. In its June 22, 1999 press release, Bulhide had stated that the Scorpion acquisition could increase Bullhide's revenues 100% to almost $5,000,0000. However, after completing its due diligence investigation of Scorpion, Bullhide

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determined that the profitability of an acquisition with Scorpion would not be as expected. Therefore, Bullhide has not proceeded any further with these negotiations. On January 26, 2000, Bullhide issued a press release informing the market that its negotiations with Scorpion had been terminated and that it did not intend to proceed with this acquisition. See the Press Release attached as
Exhibit 99.1.

         In June 1999, Bullhide issued a press release pertaining to Mountain States Home Improvement, Inc., one of its original equipment manufacturers. Mountain States produces Tread-Ex, a prefabricated staircase cover, designed as a low cost permanent solution to concrete and wood stairs that are worn and in disrepair. In June 1999, Mountain States completed a contract to cover approximately 1,000 stairs, treads, risers and landings at a condominium complex in Denver, Colorado. With approximately 50 signed contracts in hand, each averaging 500-600 steps and $22,000 in revenue, Mountain States anticipated that it would purchase at least $4,200 worth of Bullhide products per day. Based on these representations from Mountain States, Bullhide estimated that Mountain States purchases would generate revenues of approximately $1,500,000 and stated such in a press release dated June 15, 1999. However, Mountain States has not been making purchases in these quantities and Bullhide wishes to revise the estimates contained in its June 15, 1999 press release. In a press release issued on January 26, 2000, Bullhide informed the market that it Mountain States had not been making purchases in the quantities predicted and that Bulhide is unable, at this time, to predict or forecast the revenues from its relationship with Mountain States. See the Press Release attached as Exhibit 99.1.

COMPETITION

         Competition in the spray on truck bedliner market is highly concentrated among a small number of suppliers. Management believes that there are four primary competitors - Rhino Linings, Linex, Perma-Tech and Arma Coating. The rest of the market is fragmented among several start-up companies, who in the opinion of management, have either an inferior product, application equipment and/or technique. All spray application competitors combined have captured no more than 10% of the new truck market and 5% of the used truck market. Management does not believe that there are direct competitors for industrial uses of its product. Although, there are epoxy paint manufacturers and other coating manufacturers, these do not compete directly with the use of Bullhide as an industrial product.

EMPLOYEES

         As of November 24,1999, Bullhide had approximately five (5) full-time personnel and one (1) part-time employee. Of the full-time personnel, there are two in management, one in research and development, one in sales and one in purchasing/shipping. The part-time employee is in technical assistance and training.

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ENVIRONMENTAL REGULATION

         Bullhide's operations are subject to federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the environment and establish standards for the handling, generation, emission, release, discharge, treatment, storage and disposal of certain materials, substances and wastes. To Bullhide's knowledge, Bullhide's operations are in substantial compliance with the terms of all applicable environmental laws and regulations as currently interpreted. In addition to Bullhide's knowledge, there are no existing or potential environmental claims against Bullhide, nor has Bullhide received any notification or knowledge of any allegation of any actual, or potential responsibility for, or for any inquiry or investigation regarding, any disposal, release, or threatened release at any location of any hazardous substances generated or transported by Bullhide.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

         The following analysis of Bullhide's results of operation and financial condition should be read in conjunction with Bullhide's financial statements and notes thereto included elsewhere in this Form 10-SB.

Results of Operations

Six Months ended September 30, 1999 ("first six months of 1999") compared with Six months ended September 30, 1998 ("first six months of 1998")

         Total revenues were $794,692 in the first six months of 1999 compared with $1,037,021 in the first six months of 1998, a decrease of 23.4%. This decrease in revenue is attributable to two factors: less equipment sales to new dealers, $155,061 in 1999 compared to $435,956 in 1998, and sale of the Company owned shop in Spokane, Washington on May 1, 1999, when the Company moved its corporate office from Spokane to South Florida. Sales from application of product in the Company owned shop were $136,333 for the six months ended September 30, 1998 and $11,891 for the six months ended September 30, 1999, which consisted of one month of activity. However, revenue from chemical sales to dealers was $459,251 for the six months ended September 30, 1999 compared to $385,451 for the same period in 1998. Revenue from sales of master dealerships was $162,899 for the six months ended September 30, 1999 and $45,000 for the same period in 1998. Management expects the trend of increased chemical sales and sales of master dealership to continue as the dealer base gets larger and the master dealership program continues.

         Costs of sales was $474,201 in the first six months of 1999 compared with $803,417 in the first six months of 1998, 59.7% and 77.5% of sales, respectively. This decrease in cost of sales is due to the decreased application of Bullhide's products by the Company owned shop during the first six months of 1999, more efficient operations and more advantageous chemical pricing from a new supplier. Gross profit as a percentage of sales increased from 22.5% in the

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first six months of 1998 to 40.3% in the first six months of 1999.

         General and administrative expenses were $474,813 in the first six months of 1999 compared with $669,108 in the first six months of 1998, a decrease of 29.0%. All general and administrative line item expenses decreased, except legal and professional fees and bad debt expense. Legal and professional fees increased from $26,469 in the first six months of 1998 to $58,026 in the first six months of 1999 as a result of legal and accounting fees incurred in connection with the preparation and filing of a Form 10SB with the Securities and Exchange Commission, and outsourcing of bookkeeping and accounting tasks which were performed by employees during 1998. Management decided to increase the allowance for bad debts by $15,000 in the second quarter of 1999, while no allowance was deemed necessary in the first six months of 1998. All other expenses decreased as a result of a reorganization of Bullhide's operating structure, including moving its corporate headquarters from Spokane, Washington to South Florida in May 1999.

         Thus, Bullhide's loss from operations was $154,322 in the first six months of 1999 compared with a loss of $435,504 in the first six months of 1998. Other income and expenses in the first six months of 1999 consisted of a $7,312 gain on the sale of certain assets from the Bullhide shop in Spokane and a $47,681 loss on the abandonment of the Spokane facility.

         As a result of the foregoing, Bullhide's net loss in the first six months of 1999 was $201,555 compared with a net loss of $437,930 in the first six months of 1998.


Fiscal Year ended March 31, 1999 ("fiscal 1999") Compared to Fiscal Year Ended March 31, 1998 ("fiscal 1998")

         Total revenues were $1,686,702 in fiscal 1999 compared with $656,471 in fiscal 1998, an increase of 157%. This increase in revenue is attributable to increased sales of Bullhide's products to an increased number of dealers, 55 at March 31, 1999 versus 25 at March 31, 1998. The Company's sale of its QUARRA product line accounted for only a small portion of the increase in revenues.

         Cost of sales was $1,237,756 in fiscal 1999 compared to $427,954, an increase of 189%. This increase is primarily attributable to the increased sales and the costs involved in signing up new dealers. Gross profit as a percentage of sales decreased to 28.9% in fiscal 1999 from 34.8% in fiscal 1998.

         General and administrative expenses were $1,400,857 in fiscal 1999 compared to $779,099 in fiscal 1998. Operating expenses consisted mainly of payroll, advertising, professional fees and royalty payments. The royalty payments are those due to PolyChem for the purchase of technology rights.


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         Thus, Bullhide's loss from operations was $951,911 in fiscal 1999 compared with $546,082 in fiscal 1998. Other income in fiscal 1999 consisted of a $5,000 gain on disposal of certain assets. Other expenses in fiscal 1999 consisted of interest expenses of $30,822.

         As a result of the foregoing, Bullhide's net loss in fiscal 1999 was $977,643 compared with $653,361 in fiscal 1998.

Liquidity and Capital Resources

         Bullhide has financed it working capital requirements primarily with sales of its common stock and by receiving loans from officers, directors and shareholders. Bullhide had negative working capital of $615,159 at March 31, 1999, compared to negative working capital of $203,232 at March 31, 1998. Bullhide's working capital deficit increased greatly during fiscal 1999 as a result of a significant increase in the above-mentioned loans, payroll taxes and payables and accrued stock compensation due to officers, directors and shareholders.

         During fiscal 1999 and 1998, Bullhide raised approximately $1,000,000 of net proceeds in private offerings. Bullhide has also received financing in the form of loans from Ronald Grossman, Bullhide's founder, in the amount of $285,989 in fiscal 1999 and $373,600 in fiscal 1998.

         Net cash used in operating activities increased from $610,033 in fiscal 1998 to $762,743 in fiscal 1999. This increase was primarily due to increased losses and rapid growth. Net cash used in investing activities decreased from $27,477 in fiscal 1998 to $7,269 in fiscal 1999. In fiscal 1998, Bullhide repurchased a franchise for $10,000 and purchased securities for $5,000. Net cash provided by financing activities increased from $643,359 in fiscal 1998 to $765,282 in fiscal 1999.

         As of September 30, 1999, Bullhide had cash on hand of $4,610 and a working capital deficit of $224,154. Net cash used in operating activities during the first six months of 1999 was $342,857. Net cash used by investing activities during the first six months of 1999 was $9,460, which resulted from Bullhide's payment of $15,930 of checks in excess of its bank balance offset by proceeds of $6,470 received from the sale of property and equipment. Net cash provided from financing activities during the first six months of 1999 was $354,052, of which $348,831 came from the sale of common stock and $7,253 from the borrowings on long term debt.

         Although Bullhide has relied on the sale of common stock to fund operations, operating costs have been substantially decreased by moving the corporate headquarters to South Florida. Current cost savings and additional planned cost cuts during the third fiscal quarter are projected to bring Bullhide to break-even, or a slightly profitable position, by the end of the calendar year. Additional funds received from payment of the promissory note received by Bullhide from a sale of stock should allow Bullhide to achieve some growth in sales and accounts receivable. Bullhide is seeking additional capital from private sources to resume its previous rapid growth plans. If capital from private sources is not available, Bullhide's growth will be slowed down and it will not be able to implement its rapid growth plan. Bullhide may cut certain expenses in the fourth quarter. However, even if Bullhide is not able to obtain capital from private sources, management expects that Bullhide will be profitable for the fiscal year ended March 31, 2000.

Going Concern Qualification

         Bullhide's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Bullhide reported net operating losses of $977,643 and $653,361 in fiscal 1999 and fiscal 1998, respectively. Bullhide has taken several actions to keep itself viable and in existence as a going concern. On June 30, 1997, the original founders of Bullhide converted their long term debt into common stock. Additionally, in June 1997, Bullhide hired W. Gordon Freeman, as executive vice president of sales and marketing. Mr. Freeman's job was to hire and train a team of independent sale representatives and develop a national marketing plan. On January 27, 1998, Mr. Freeman was promoted to President and on October 14, 1998 to Chief Executive Officer.

         In July 1997, Bullhide completed a private placement of its common stock, which resulted in the issuance of 10,000 units at $5.00 per unit. Bullhide received its symbol to trade on the OTC Bulletin Board on December 17, 1997.

         The expanded marketing efforts of Bullhide resulted in the signing of 55 dealers as of the year ended March 31, 1999, an increase of 30 from March 31, 1998. On July 1, 1999, Bullhide entered into a master distributor agreement with Performance Surfacing, Inc. pursuant to which this distributor has agreed to open eight Bullhide stores in the Chicago metropolitan area by December 15, 2002. On August 9, 1999, Bullhide entered into another master distributor agreement with New England Polycote pursuant to which this distributor has agreed to open seven Bullhide stores in Suffolk and Middlesex Counties, Massachusetts by September 15, 2002. In addition, recent marketing efforts in the industrial flooring and chemical containment markets have resulted in positive sales. Generally, jobs in the flooring and chemical containment markets are much larger than the truck bed liner market and may result in a higher sales volume of Bullhide materials per order and per dealer.

         In order to decrease its short term capital needs, during April 1999, Bullhide began the process of restructuring its operations and administration by moving its corporate office from Spokane, Washington to South Florida. A fifth master distributorship, serving the Northwest region, has been established in Spokane by Mr. Grossman, Bullhide's founder. This restructuring will save the Company in excess of $250,000 in annualized costs. Additionally, on October 31, 1999 in order to save operating expenses, Mr. Freeman resigned from his position as Chief Executive Officer of Bullhide. However, Mr. Freeman continues to be on Bullhide's Board of Directors.

         On April 1, 1999, Bullhide sold 2,000,000 shares of common stock to Southern Financial Services, Inc., under Rule 504 of Regulation D in return for a promissory note in the amount of $1,000,000. As of September 30, 1999, Bullhide has received $348,832 in payments against that promissory note. Bullhide is currently seeking additional capital from private sources.

Factors That May Affect Future Results and Market Price of Stock

         Bullhide operates in a rapidly changing environment that involves numerous risks, some of which are beyond Bullhide's control. The following discussion highlights some of these risks.

         History of Losses and Going Concern Qualification. Bullhide has incurred substantial losses since its inception, and may continue to incur substantial losses in the future. In particular, Bullhide incurred losses of $154,322 in the first six months of fiscal 1999, $951,911 in fiscal 1999 and $546,082 in fiscal 1998. The footnotes to our financial statements for the fiscal 1999 and fiscal 1998, include an explanatory paragraph relating to the uncertainty of Bullhide's ability to continue as a going concern. There is no assurance that we will ever be profitable.

         Need for Additional Capital to Execute Bullhide's Business Strategy. Bullhide will need to raise additional funds for operations to execute its business strategy. One of Bullhide's business strategies is to increase sales of its master distributor agreements. There can be no assurances that any such additional financing will be available to Bullhide on commercial reasonable terms, or at all. In light of Bullhide's limited resources, its anticipated expenses and the competitive environment in which it operates, any inability to obtain additional financing, will slow down Bullhide's efforts to expand its business. The sale of additional equity, convertible preferred securities or convertible debt securities will result in additional dilution to Bullhide's shareholders. If additional funds are raised through the issuance of debt securities, these securities could have certain rights senior to holders of Bullhide's common stock, and could contain covenants that restrict Bullhide's operations.

          No Assurances that Bullhide's Operations will ever be Profitable. Bullhide's ability to become profitable largely depends on (1) its ability to sell its master distribution agreements and dealerships, (2) the ability of its distributors to sell Bullhide's products to end-users and (3) Bullhide's ability to cut costs. However, there can be no assurances that Bullhide will be able to identify persons who want to purchase master distribution and dealership agreements and that Bullhide's distributors will be able sell Bullhide's products to end-users. Moreover, there are no assurances that Bullhide will be able to cut its operating expenses. The problems and expenses frequently encountered in developing a business and the competitive industry in which Bullhide operates will impact whether it is successful. Furthermore, Bullhide may encounter substantial delays and unexpected expenses related to production, marketing, regulatory matters or other unforeseen difficulties.

         Competitive Environment in the Spray on Truck Bedliner Market and for Industrial Uses of Bullhide's Products. Competition in the spray on truck bedliner market is highly concentrated among a small number of suppliers. Management believes there are four primary competitors - Rhino Linings, Linex, Perma-Tech and Arma Coating. The rest of the market is fragmented among several start-up companies, who in the opinion of management have either an inferior product, application equipment and/or technique. All spray application competitors combined have captured no more than 10% of the new truck market and 5% of the used truck market. Bullhide's management does not believe that there are any direct competitors for industrial uses of its products. However, there are not many barriers to enter the spray-on- truck liner market or the industrial product market. If new companies enter these markets and introduce new competitive products, it can have a material adverse effect on Bullhide's gross revenues and net income.

         Concentration of Stock Ownership. Bullhide's present officers and directors beneficially own approximately 57.1% of the outstanding common stock and 100% of the Bullhide's issued and outstanding preferred stock. The common stock and preferred stock have one vote on each matter. As a result, current management will be substantially able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.

         Dependence on Key Management. Bullhide's success largely depends on a number of key employees. The loss of services or one or more of these employees could have a material adverse effect on Bullhide's business. Bullhide is especially dependent upon the efforts and abilities of certain of its senior management, particular Ronald Grossman, its Chairman and Chief Technology Officer. The loss of Mr. Grossman or any of its key executives could have a material adverse effect on Bullhide and its operations and prospects. Bullhide has no key man insurance on Mr. Grossman. Bullhide believes that its future success will also depend, in part, upon its ability to attract, retain and motivate qualified personnel. There is no assurance, however, that Bullhide will be successful in attracting and retaining such personnel. See "Management."

         No Dividends. Bullhide expects that it will retain all available earnings generated by our operations for the development and growth of our business. Accordingly, Bullhide does not anticipated paying any cash dividends on its common stock

          Dilution. Bullhide's Articles of Incorporation authorizes the issuance of 50,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of July 15, 1999, Bullhide has 10,612,051 shares of its common stock issued and outstanding and 60,000 shares of preferred stock issued and outstanding. Bullhide's Board has the ability, without further shareholder approval, to issue up to 39,387,949 additional shares of common stock and up to 4,940,000 shares of preferred stock, with preferences designed by the Board of Directors. Any such issuance may result in a reduction of the book value or market price, if any of the outstanding common or preferred shares. Issuance of the additional common stock will reduce the proportionate ownership and voting power of the then existing shareholders. In addition, Bullhide's preferred stock is issuable in series which may vary as to voting power, preferential dividend rate, redemption terms and policies, liquidation preferences, conversion rights and sinking fund requirements. Issuance of additional preferred shares may have an adverse effect on the value of Bullhide's outstanding common stock. See "Description of Securities."

         Anti-Takeover Provisions. The foregoing provision in Bullhide's Articles of Incorporation (namely the ability, without further shareholder approval) to issue additional shares of common stock and/or preferred stock with rights and preferences determined by the Board of Directors could be used as anti-takeover measures. These provisions could prevent or discourage or delay a non-negotiated change in control and result in shareholders receiving less for their common stock than they otherwise might in the event of a takeover attempt. See "Description of Securities."

         Trading Activity (if any) may be reduced if "penny stock" rules apply. Bullhide's common stock is considered a low priced security under rules promulgated under Securities Exchange Act of 1934 (the "Exchange Act"). Under these rules, broker-dealers participating in transactions in low priced securities must first deliver a risk disclosure document which describes risks associated with such stocks, the broker-dealer's duties, the customer's rights and remedies, certain market and other information, and make a suitability determination approving the customer for low priced stock transactions based on financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing, provide monthly account statements to the customer, and obtain specific written consent of the customer. With these restrictions, the likely effect of designation as a low priced stock is to decrease the willingness of broker-dealers to make a market for the stock, to decrease the liquidity of the stock and increase the transaction cost of sales and purchases of such stocks compared to other securities.

         No Assurance of a Liquid Public Market for the Shares. Bullhide's common stock is quoted on the National Quotation Bureau Pink Sheets (the "Pink Sheets"). The Pink Sheets are a highly limited market and are subject to substantial restrictions and limitations. To date, there has not been an active market in Bullhide's stock. Bullhide cannot predict the extent to which investor interest in Bullhide will lead to the development of a trading market or how liquid that trading market might become. If a trading market does not develop or is not sustained, it may be difficult for investors to sell shares of Bullhide's common stock at a price that is attractive. As a result, an investment in Bullhide's common stock may be totally illiquid and investors may not be able to liquidate their investment readily or at all when he/she desires to sell.

Year 2000 Readiness

         Bullhide has completed an assessment of whether its systems and those of third parties which could have a material impact on its business will function properly with respect to dates in 2000 and thereafter. Bullhide has determined that none of its systems require modification. Bullhide believes the only third parties (which includes its customers and vendors) that could have a material impact on its business are the major financial institutions that process its collections of accounts receivables and monthly dues by the electronic payment methods. Bullhide believes these financial institutions are currently working on modifications to their internal systems to insure these systems will function properly with respect to dates in 2000 and thereafter and expects these modifications will be completed in 1999. Bullhide does not anticipate that noncompliance, if any, with Year 2000 of any non-information technology systems, such as embedded micro controllers, will materially or adversely affect its business. Bullhide is currently undertaking an analysis of worst-case scenarios and developing contingency plans to deal with these scenarios.

         As of January 14, 2000, Bullhide has not experienced any problems association with Year 2000 issues.



ITEM 3.   DESCRIPTION OF PROPERTY

         Bullhide's corporate offices and conference centers are located in Deerfield Beach, Florida. Bullhide leases the building facilities from an unrelated third party at a monthly rental rate of approximately $570 per month. The lease is a month-to-month lease, and Bullhide can terminate by giving thirty
(30) days written notice.

         Bullhide moved its corporate office from Spokane, Washington to Deerfield Beach, Florida in April 1999. Bullhide is still obligated to make monthly rental payments in the amount of $4,240.50 per month under its corporate lease in Spokane, Washington, which expires on November 30, 2000. Bullhide is in the process of trying to sublease this space.

ITEM 4.

          SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information with respect to the number of shares of Common Stock beneficially owned by (i) each director of Bullhide,
(ii) the executive officers named in the Summary Compensation Table, (iii) all directors and officers of Bullhide as a group and (iv) each shareholder known by Bullhide to be a beneficial owner of more than 5% of any class of Bullhide's voting securities as of November 24, 1999. Except as otherwise indicated, each of the shareholders listed below has voting and investment power over the shares beneficially owned and the address of each beneficial owner is c/o Bullhide, 10 Fairway Drive, Suite 211, Deerfield Beach, Florida 33441. As of November 24, 1999, Bullhide had 10,612,051 shares of its common stock issued and outstanding. An asterisk indicates beneficial ownership of less than 1% of the outstanding Bullhide common stock. As of November 24 1999, Bullhide had 60,000 shares of its Series A Preferred Stock outstanding, all of which is held by Ronald Grossman.

Name of Individuals or Number         Amount and Nature of
of Persons in Group                   Beneficial Ownership           Percentage of Class
-----------------------------         --------------------           -------------------

Ronald Grossman                            3,898,294(1)                     36.7
W. Gordon Freeman                            653,190                         5.9

Jeffrey Dale Welsh                           638,574(2)                      9.3
H. Logan Pierson                             555,000                         7.7
Danny E. Robertson                           300,000                         2.8
Cecil C. and Judith F. Ram                   625,800                         5.9
All Officers and Directors
As a Group (6 persons)                     6,056,758                        57.1


(1) Includes 3,684,580 shares held jointly by Ronald Grossman and Cheryle Hart Grossman, his wife, and 163,714 shares held by PolyChem, a corporation controlled by Mr. Grossman.

(2) Includes 205,000 shares held by The Southern Companies and 433,574 shares held by Southern Financial Services, Inc., companies that are controlled by Mr. Welsh.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

         The directors and executive officers of Bullhide are:

         Name                            Age                 Position
         ----                            ---                 --------

         Ronald Grossman                 42                  Chairman, Chief Technology Officer
         Ronald R. Sanders               30                  Acting President
         Charles Tokarz                  53                  Chief Financial Officer,Treasurer
         W. Gordon Freeman               55                  Director
         Jeffrey Welsh                   48                  Director
         Danny E. Robertson              54                  Director


         Ronald Grossman, has served as Chairman of Bullhide since its formation in April 1993 and as its Chief Technology Officer since October 1998. He also served as President from April 1993 until January 23, 1998 and as Chief Executive Officer from April 1993 until October 1998. He has worked in the high performance coatings field since 1978. Mr. Grossman has developed the current line of Bullhide's products and is responsible for research and development of future products. Mr. Grossman has a Master of Science degree in Polymer Science and Engineering from the University of Massachusetts and a Bachelor of Science degree in Business Management from Arizona State University.

         Ronald R. Sanders, General Manager has worked for Bullhide since 1997, and has been Acting President since October, 1999. Mr. Sanders began work for Bullhide shortly after receiving his AA degree in Applied Science/Chemistry from Phoenix College in the spring of 1997. Throughout his college career, Mr. Sanders managed an oil analysis laboratory in Phoenix, Arizona, where he was responsible for an increase in testing capacity and production of over 300% in just over six months. This has given him a thorough background in preventive maintenance, quality control, safety, training and management. Mr. Sanders served in the United States Navy from 1987 to 1990. During this time, he attended Naval Nuclear Power School and Electrician's Mate 'A' School in Orlando, Florida.

         Charles Tokarz has served as the Chief Financial Officer and Treasurer of Bullhide since October 1998. He is a CPA and has over twenty years of business, financial and financial planning experience. His prior professional experience includes responsibilities as Chief Financial Officer and Treasurer for a publicly traded wholesale distributor, Vice President of Finance for a developer and manager of elderly housing and nursing home facilities, Vice President and Controller for two developers of luxury condominiums and office buildings, Controller of a country club owned by a NYSE company, and as President of a small NASD broker/dealer specializing in equity funding for real estate projects. Having served four years as a United States Navy air crewman, Mr. Tokarz has a BS Degree and an MBA from the University of Massachusetts.

         W. Gordon Freeman has served as a Director since July 1997. He also served as Bullhide's Chief Operating Officer from January 1998 to October 1998, and as Bullhide's Chief Executive Officer from October 1998 to October 1999, when he resigned as part of Bullhide's efforts to reduce operating expenses. Mr. Freeman started his career in the automotive industry in 1968 with General Motors. After fifteen years and eight progressive promotions he was the National Director of Sales for GM's insurance division, Motors Insurance Corporation. He left GM in 1984 to develop his own consulting firm. In 1992, he became Vice President of Sales for Jim Moran and Associates, a subsidiary of Southeast Toyota, where he recruited and developed a sales staff that increased their customer base from 450 to 1,023 active dealers in five years.

         Jeffrey Dale Welsh has served as a Director of Bullhide since January 1998. Mr. Welsh is the founder and President of Southern Financial Services, Inc., which facilitates equity financing for small and medium sized companies. He practiced law in New York for approximately thirteen years, with an emphasis on securities law. Mr. Welsh is a graduate of the U.S. Naval Academy, having served in the U.S. Navy for five years. He is also a graduate of the University of Pittsburgh School of Law.

         Danny E. Robertson has served as a director since June 15, 1999. Mr. Robertson was the co-founder, director, officer and business advisor of Access Conference Call Service ("Access"). He is responsible for growing Access from one employee in 1987 to 120 employees in 1997, with gross sales of $13 million. Having qualified for Inc.'s list of 500 fastest growing companies, with a growth rate of 1025% over five (5) years, Access was positioned for the next level of growth. Recently, Access was sold as part of a roll-up. A certified public accountant, Mr. Robertson has, from 1971 through 1999, served as Chief Financial Officers and/or Senior Vice President, Finance & Administration, for the National Machine Tool Builders' Association, the National Association of Retail Druggists, the Aluminum Association, Inc. and most recently, the Printing Industries of American, Inc. At Bullhide, we will use his expertise in the areas of financial forecasts and the management of liquid and fixed assets. he will also head Bullhide's Finance and Audit Committee.

         Directors serve until the next annual meeting of shareholders or until their successors are elected and qualified. Officers serve at the discretion of the Board of Directors. Bullhide intends to institute a program whereby it grant each Board Member 50,000 shares of Bullhide's common stock and 50,000 shares on the anniversary date of each year of service.

ITEM 6.  EXECUTIVE COMPENSATION

         The Summary Compensation Table sets forth compensation paid by Bullhide for the three fiscal years ended March 31 for services in all capacities for its CEO and President. No other principal executive officer received a total annual salary and bonus from Bullhide which exceeded $100,000.

                                                                                      Other
Name and Position                Year             Salary            Bonus          Compensation
-----------------                ----             ------            -----          ------------
Ronald Grossman,                 1999             $86,500(1)            0            84,265(2)
Chairman and Chief               1998             $60,000(1)            0            27,863(2)
Technology Officer               1997             $     0               0                 0

W. Gordon Freeman                1999            $170,500(4)      $45,050(5)              0
Chief Executive Officer          1998            $144,000               0                 0
and Chief Operating              1997            $144,000               0                 0
Officer(3)


(1) Includes stock awarded to Mr. Grossman his service as a director of Bullhide during fiscal 1999. Mr. Grossman received 50,000 shares of Bullhide's common stock on February 24, 1999 and the fair market value of Bullhide's stock on the date of the grant was $ 0.53 per share.
(2) Represents royalty payments that Mr. Grossman received in fiscal 1999 and fiscal 1998 under a royalty agreement between Bullhide and PolyChem, a company which is solely owned by Mr. Grossman and his wife.
(3)Mr. Freeman served as the Chief Operating Officer of Bullhide from January 1998 to October 12, 1998, and as Bullhide's Chief Executive Officer from October 1998 to October 12, 1999.
(4) Includes stock awarded to Mr. Freeman for his service as a director of Bullhide during fiscal 1999. Mr. Freeman received 50,000 shares of Bullhide's common stock on February 24, 1999 and the fair market value of Bullhide's stock on such date was $0.53 per share.
(5)Includes 85,000 shares awarded to Mr. Freeman as a bonus on February 24, 1999 and the fair market value of Bullhide's stock on such date was $0.53 per share.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In May 1999, Bullhide sold a master distributorship for the northwestern United States and Western Canada to Ronald Grossman, Bullhide's Chairman and Chief Technology Officer, in exchange for a reduction of $75,000 in amounts due Mr. Grossman from Bullhide.

         On June 30, 1997, Bullhide purchased certain technology rights for the materials used in the pickup truck bedliner process from PolyChem, a company owned solely owned by Ronald Grossman, Bullhide's Chairman and Chief Technology Officer and his wife, Cheryle Hart Grossman. Under the terms of the license agreement, Bullhide will pay PolyChem a royalty based on five percent of total gross revenues of the Company to a maximum of $200,000. Under the terms of the purchase agreement, Bullhide is scheduled to make a royalty payments of $166,500 in fiscal 2000.

         In June 1997, Bullhide planned to raise capital in a private offering. Prior to commencing the private offering, Bullhide wanted to convert certain debts into equity in order to reflect the true financial status of Bullhide. Between October 20, 1993 and July 31, 1997, Ronald Grossman and Cheryle Hart Grossman advanced $352,961 to Bullhide. The Grossman's converted this debt into restricted common stock at the rate of $1.00 per share, reflecting a discount over its issue price to reflect the current risk of collection associated with the debt.

         Bullhide was also indebted to various credit card companies in the total amount of $51,690. Ronald Grossman and Cheryle Grossman assumed the credit card debt personally in return for Bullhide issuing them 147,686 shares of restricted common stock valued at $.35 per share.

         Bullhide was also indebted to PolyChem, a company solely owned by Mr. Grossman and his wife, in the amount of $54,270 for previous product purchases. PolyChem converted this debt into restricted stock at the rate of $.35 per share and was issued 155,914 shares of Bullhide's restricted common stock.

         During December 1998, PolyChem sold 78,000 shares of Bullhide's common stock and lent the net proceeds of $37,744 to Bullhide. As repayment to PolyChem, Bullhide issued 85,800 shares of its common stock to PolyChem on February 24, 1999.

         Since July 31, 1997, Ron Grossman has advanced an aggregate of $157,405 dollars to Bullhide. These loans are evidenced in a $118,276 promissory note dated March 31, 1998 bearing interest at the rate of eight (8%) per annum and a $39,129 promissory note dated December 31, 1998 bearing interest at the rate of twelve (12%) per annum. The $118,276 promissory note is a demand note and interest is payable annually on March 31. As of September 30, 1999, Bullhide had repaid Mr. Grossman $15,871 on the $118,276 note. The principal and interest under the $39,129 promissory note are due on June 30, 2000.

            On April 1, 1999, Bullhide's Board of Directors approved the sale of 2,000,000 shares of Bullhide's common stock to Southern Financial Services, Inc. under Rule 504 of Regulation D at a price of $0.50 per share in return for a promissory note in the amount of $1,000,000. Jeff Welsh is a director of Bullhide and a director and controlling shareholder of Southern Financial Services, Inc.

ITEM 8.  DESCRIPTION OF SECURITIES

         Bullhide's authorized capital stock consists of 50,000,000 shares of Common Stock, $.001 par value and 5,000,000 shares of Preferred Stock, $1.00 par value. As of November 24, 1999, 10,612,051 shares of Common Stock and 60,000 of Preferred Stock were issued and outstanding.

COMMON STOCK

         The holders of the Common Stock are entitled to one vote per each share and have the right to vote on all matters on which a vote of stockholders is taken. Voting rights are non-cumulative. The holders of shares of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefore and to share pro rata in any distribution to stockholders. Upon liquidation, dissolution, or winding up of Bullhide, the holders of the Common Stock are entitled to receive the net assets of Bullhide in proportion to the respective number of shares held by them after payment of liabilities which may be outstanding. The holders of Common Stock do not have any preemptive right to subscribe for or to purchase any shares of any class of stock.

PREFERRED STOCK

         Bullhide's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock in one or more series, and to fix by resolutions, conditional, full, limited or no voting powers and such designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, including the number of shares in such series (which the Board may increase or decrease as permitted by Washington law), liquidation preferences, dividends rates, conversion or exchange rights, redemption provisions of the shares constituting any series, and such other special rights and protective provisions with respect to any class or series as the Board may deem advisable without any further vote or action by the shareholders. Any shares of Preferred Stock so issued would have priority over the Common Stock with respect to dividend or liquidation rights or both and could have voting and other rights of shareholders. Bullhide has no present plans to issue shares of Preferred Stock.

         Bullhide has issued one class of Series A Preferred Stock. Holders of the Series A Preferred Stock have equal voting rights with common stockholders. The Series A Preferred Stock is redeemable at the option of Bullhide at $1 per share. As of July 15, 1999, Bullhide has not exercised the option to redeem any of the Preferred Stock. Upon liquidation, the holders of the Series A Preferred Stock are entitled to receive, as a preferential distribution, the par value of the preferred stock before any assets are distributed to the common shareholders.

CERTAIN WASHINGTON LEGISLATION

         Washington has enacted legislation that may deter or frustrate takeovers of Washington corporations. The Washington Business Corporation Act imposes restrictions on certain transactions between a corporation and certain "Interested Shareholders." First, subject to certain exceptions, a merger, share exchange, sale of assets other than in the regular course of business or dissolution of a corporation involving an Interested Shareholder owning beneficially 20% or more of the corporation's voting securities must be approved by the holders of two-thirds of the corporation's outstanding voting securities, other than those of the Interested Shareholder. This restriction does not apply if the consideration received as a result of the transaction by the noninterested shareholders is not less than the highest consideration by the Interested Shareholders for shares of the corporation's stock during the preceding two years or if the transaction is approved by a majority of directors who are not affiliated with the Interested Shareholder. A Washington corporation, may, in its articles of incorporation, exempt itself from coverage of this provision; however, Bullhide has not done so.

         Washington law prohibits a "target corporation," with certain exceptions, from engaging in certain "significant business transactions" with a person or group of persons who beneficially own 10% or more of the voting securities of a target corporation (an "Acquiring Person") for a period of five years after the acquisition of such securities, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's board of directors prior to the date of the acquisition. Significant business transactions include, among others, merger or consolidation with, disposition of assets to or with, or issuance or redemption of stock to or from, the Acquiring Person, termination of 5% or more of the employees of the target corporation employed in Washington State as a result of the Acquiring Person's acquisition of 10% or more of the shares or allowing the Acquiring Person to receive any disproportionate benefit as a stockholder. Target corporations include domestic corporations with their principal executive offices in Washington, and either a majority or over 1,000 of their employees resident in Washington. Bullhide does not meet these standards, and is not subject to this statute. A corporation may not "opt out" of this statute. This statue exempts shares acquired prior to March 23, 1988.

TRANSFER AGENT

         Bullhide's Transfer Agent is Florida Atlantic Stock Transfer, 7130 Nob Hill Road, Tamarac, Florida 33321.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRATION'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         Bullhide's common stock is traded in the National Quotation Bureau Pink Sheet under the symbol "BULH". The following table set forth the high and low bid prices, as reported by the National Quotation Bureau, Inc. for Bullhide's Common Stock for the calendar periods indicated. These quotations reflect intermediate prices, without retail mark-ups, mark-downs or commissions, and may not represent actual transactions. Bullhide's common stock began trading in the OTC Bulletin Board on December 11, 1997, so information is provided beginning in the first quarter of 1998. Bullhide's common stock was delisted from the OTC Bulletin Board on October 7, 1999. After Bullhide clears all SEC comments on its Form 10- SB, it will apply submit an application to have its stock relisted on the OTC Bulletin Board.

Quarter Ended                       High Bid                       Low Bid
-------------                       --------                       -------

March 31, 1998                      1.625                          1.0625
June 30, 1998                       1.59375                        1.0625
September 30, 1998                  1.4375                         1.01
December 31, 1998                   1.25                           0.40625

March 31, 1999                      0.7813                         0.3750
June 30, 1999                       0.7900                         0.2813

         Prior to December 11, 1997, Bullhide's common stock was traded privately and there was not active trading market for its common stock.

         The approximate number of common stockholders of record of Bullhide's common stock as of July 15, 1999 was 55.

DIVIDEND POLICY

         Bullhide has never paid cash dividends on its Common Stock. Payment of dividends will be within the sole discretion of Bullhide's Board of Directors and will depend, among other factors, upon earnings, capital requirements and the operating and financial condition of Bullhide. At the present time, Bullhide's anticipated financial capital requirements are such that it intends to follow a policy of retaining earnings in order to finance the development of its business.

ITEM 2.  LEGAL PROCEEDINGS

         Bullhide is involved in a legal proceeding with a former franchisee regarding an agreement for Bullhide to repurchase the franchise. Bullhide stopped making payments under the agreement based upon an alleged breach of the agreement by the former franchisee. When mediation of the dispute failed, the former franchisee filed suit for payment and for certain consequential damages. Bullhide is defending the suit and believes that, while Bullhide may be ultimately liable for the payments required under the agreement, the claims for damages are without merit.

         Bullhide is involved in another legal proceeding with a former dealer whose business failed. The former dealer has brought suit against Bullhide alleging breach of contract, fraud and violation of the Tennessee Consumer Protection Act. Bullhide believes the allegations to be without merit and is vigorously defending the lawsuit.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         During the last two fiscal years, Bullhide has not had any changes in or disagreements with its accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         The following sets forth the Company's sale of securities during the last three years, which securities were not registered under the Securities Act of 1933, as amended (the "Securities Act"). No underwriters were employed with respect to the sale of any of the securities listed below. All shares were issued in reliance on Section 4(2) and/or Section 3(b) of the Securities Act.

         1. Prior to commencing a private offering of its common stock in 1997, on June 30, 1997, Bullhide converted certain debts into equity. The Grossmans converted a loan in the amount of $352,961 into 352,961 shares of Bullhide's common stock. The conversion rate of $1.00 per share reflected a discount over Bullhide's issue price to reflect the current risk of collection associated with the debt. Bullhide also has a debt to certain credit card companies in the total amount of $51,690. The Grossmans were willing to assume the credit card debt personally in exchange for 147,686 shares of restricted common stock valued at $.35 per share. Bullhide was also indebted to PolyChem in the amount of $54,270. PolyChem agreed to convert this debt into restricted stock at the rate of $.35 per share and issued 155,914 shares of its restricted common stock to PolyChem.

         Inasmuch as the Grossmans were knowledgeable, sophisticated and have access to comprehensive information about Bullhide, the shares of common stock were issued to the Grossmans and PolyChem in reliance upon Section 4(2) of the Securities Act. A legend was placed on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

         2. The Company completed a private placement of its common stock during July 1997 which resulted in the issuance of 10,000 units at $5.00 per unit. Each unit consisted of 50 shares of common stock and 95 redeemable stock purchase warrants. As of July 10, 1998, all warrants were exercised and the Company received net proceeds of $783,629. The offering and sale of the units was made in reliance on Regulation D - Rule 504 of the Securities Act of 1933, as amended. The Units were only offered and sold to accredited investors or persons who represented that they had no need for liquidity in their investment and have adequate financial resources to withstand a total loss on their investment.

         3. On April 1, 1999, Bullhide sold 2,000,000 shares of common stock to Southern Financial Services, Inc., under Rule 504 of Regulation D in return for a promissory note in the amount of $1,000,000. To date, Bullhide has received $348,832 in payments against that promissory note. The promissory note, as amended, is due and payable on June 30, 2000, and is secured by the 2,000,000 shares sold

         4. On April 13, 1999, Bullhide issued 736,000 shares of its common stock to its officers, directors, consultants, employees and lenders as consideration for services rendered to Bullhide. The shares were issued to:

                                                              Number of
         Name of Recipient                                    Shares Received
         -----------------                                    ---------------

         Donald M. Whaley                                          7,500
         Ronald R. Sanders                                         8,000
         Ronald Grossman                                          50,000
         H. Logan Pierson                                        100,000
         Jack Bertoglio                                           50,000
         The Southern Companies, Inc.                            205,000
         W. Gordon Freeman                                       135,800
         Charles Tokarz                                            8,700
         PolyChem Corporation                                     85,800
         Cecil C. Ram and
         Judith F. Ram, joint tenants                             85,800

         Inasmuch as the officers, directors, consultants, employee and lenders were knowledgeable, sophisticated or had access to comprehensive information about Bullhide, such transactions were issued in reliance upon Section 4(2) of the Securities Act. A legend was placed on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Bullhide's Bylaws provide that Bullhide shall indemnify any person who was or is a party or is threatened to be made a party to any civil, criminal, administrative or investigation action, suit or proceeding by reason of the fact that he is or was a director, or acted in any other capacity as an agent of the Bullhide, against expenses, judgements, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, to the full extent permitted by the Washington Business Corporation Act.. The general effect of the Bylaws provision is to indemnify any officer, director, employee or agent against any liability arising from any action or suit to the fullest extent permitted by the Washington Business Corporation Act.

         The WBCA provides that a corporation's articles of incorporation may include a provision that eliminates or limits the personal liability of a director to the corporation or its shareholders for monetary damages for conduct as a director. However, the provision may not eliminate or limit liability of a director for acts or omissions that involve intentional misconduct by a director, a knowing violation of law by a director for, unlawful distributions or for any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled. The WBCA also provides that if authorized by the articles of incorporation, a bylaw adopted or ratified by shareholders, or a resolution adopted or ratified, before or after the event, by the shareholders, a corporation has the power to indemnify a director or officer made party to a proceeding, or advance or reimburse expenses incurred in a proceeding, under any circumstances, except that no such indemnification shall be allowed on account of: (a) acts or omissions of the directors finally adjusted to be intentionally misconduct or a knowing violation of the law; (b) conduct of the directors finally adjusted to be an unlawful distribution; or (c) any transactions with respect to which it was finally adjusted that such director personally received a benefit in money, property, or services to which the director was not legally entitled. Written commentary by the drafters of the WBCA, which as the status of legislative history, specifically indicates that a corporation may indemnify its directors and officers for amounts paid in settlement of derivative actions, provided that the director's or officer's conduct does not fall within one of the categories set forth above. Bullhide's Articles of Incorporation do not contain any provisions relating to indemnification; however its Bylaws contain provisions relating to indemnification.

FINANCIAL STATEMENTS AND EXHIBITS

AUDITED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED MARCH 31, 1999 AND
1998

Independent Auditors' Report                                       F-2
Balance Sheet                                                      F-3
Statement of Operations                                            F-5
Statements of Change in Stockholders' Equity                       F-6
Statements of Cash Flows                                           F-7
Notes to Financial Statements                                      F-8

UNAUDITED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1999 AND SEPTEMBER 30, 1998

Balance Sheet                                                      F-20, F-21
Statement of Operations                                            F-22
Statements of Change in Stockholders' Equity                       F-24
Statements of Cash Flows                                           F-23
Notes to Financial Statements                                      F-25

                                    PART III

ITEM 1.              INDEX TO EXHIBITS

         2.1 Articles of Incorporation of Bullhide filed with the Washington Secretary of State on April 2, 1993*
         2.2 Amendment to Articles of Incorporation of Bullhide filed with the Washington Secretary of State on January 24, 1994*
         2.3 Amendment to Articles of Incorporation of Bullhide filed with the Washington Secretary of State on June 8, 1994*
         2.4 Amendment to Articles of Incorporation of Bullhide filed with the Washington Secretary of State on December 26, 1996*
         2.5 Amendment to Articles of Incorporation of Bullhide filed with the Washington Secretary of State on June 8, 1999*
         2.6         Bylaws, as amended**
         10.1 Manufacturing/Licensing Agreement dated January 1, 1994, by and between PolyChem Corporation and The Bullhide Liner Corporation*
         10.2 Lease for the office and conference center in Spokane, Washington*
         10.3        Lease for the East Coast sales office in Boca Raton,
                     Florida*
         10.4 Development and Distribution Agreement between Bullhide and Performance Surfacing, Inc. dated July 1, 1999**

         10.5 Standard Unit License Agreement between Bullhide and Performance Surfacing, Inc. dated July 1, 1999**
         10.6 Development and Distribution Agreement between Bullhide and New England Polycote dated August 9, 1999**
         10.7 Standard Unit License Agreement between Bullhide and New England Polycote dated August 17, 1999**
         27.1        Financial Data Schedule for the fiscal year ended March 31,
                     1999**
         27.2 Financial Data Schedule for the second quarter ended September 30, 1999***
         99.1        Press Release issued on January 26, 2000***


* Incorporated by reference to the Bullhide's Registration Statement on Form 10-SB filed with the SEC on October 1, 1999.
** Incorporated by reference to Post-Effective Amendment No. 1 to Bullhide's Registration Statement on Form 10-SB filed with the SEC on December 3, 1999. ***Filed herewith.

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, Bullhide caused this Post- Effective Amendment No. 2 to its Registration Statement on Form 10-SB to be signed on its behalf by the undersigned thereunto duly authorized on this 1st day of February, 2000.


                          THE BULLHIDE CORPORATION.

                          /s/Ronald Grossman
                          ------------------------------------------------------
                          Ronald Grossman, Chairman and Chief Technology Officer

The Bullhide Liner Corporation
--------------------------------------------------------------------------------


Contents
--------------------------------------------------------------------------------

                  FINANCIAL STATEMENTS MARCH 31, 1999 AND 1998

                                                                            Page
                                                                            ----

INDEPENDENT AUDITORS' REPORT                                                 F-2


FINANCIAL STATEMENTS:

   Balance sheets                                                        F-3 - 4

   Statements of operations                                              F-5 - 6

   Statements of stockholders' equity (deficit)                          F-7 - 8

   Statements of cash flows                                             F-9 - 10

   Notes to financial statements                                       F-11 - 23


           UNAUDITED FINANCIAL STATEMENTS SEPTEMBER 30, 1999 AND 1998


   Balance sheets                                                      F-24 - 25

   Statement of operations                                                  F-26

   Statement of change in stockholders' equity                              F-27

   Statement of cash flows                                                  F-28

   Notes to financials                                                 F-29 - 39

                          INDEPENDENT AUDITORS' REPORT


Board of Directors
The Bullhide Liner Corporation
Spokane, Washington


We have audited the accompanying balance sheets of The Bullhide Liner Corporation as of March 31, 1999 and 1998, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Bullhide Liner Corporation as of March 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 13 to the financial statements, the Company's recurring losses from operations and limited capital resources raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 13. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ LeMaster & Daniels PLLC
---------------------------
Spokane, Washington
May 28, 1999


--------------------------------------------------------------------------------

The Bullhide Liner Corporation
--------------------------------------------------------------------------------

Balance Sheets
--------------------------------------------------------------------------------


                                                                   March 31,
                                                             -------------------
                                                               1999      1998
                                                               ----      ----

Assets

CURRENT ASSETS:

   Cash                                                      $  2,875   $  7,595
   Accounts receivable, net of allowance for doubtful
      accounts of $20,000 and $25,000, respectively           111,461     44,116
   Inventory                                                   49,219     72,810
   Investments                                                      -      5,000
   Prepaid expenses and deposits                                    -        522
                                                             --------   --------
          Total current assets                                163,555    130,043
                                                             --------   --------

FURNITURE AND EQUIPMENT:

   Cost                                                       147,483    128,517
      Less accumulated depreciation                            78,177     58,476
                                                             --------   --------
                                                               69,306     70,041
                                                             --------   --------

OTHER ASSETS:

   Mississippi franchise repurchase                            10,000     10,000
   Systems development                                         46,830     46,830
   Trademark                                                    1,450      1,450
                                                             --------   --------
                                                               58,280     58,280
   Less accumulated amortization                               25,954     21,235
                                                             --------   --------
                                                               32,326     37,045
                                                             --------   --------

                                                             $265,187   $237,129
                                                             ========   ========



See accompanying notes to financial statements.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                                  Balance Sheets
--------------------------------------------------------------------------------


                                                                                      March 31,
                                                                            ---------------------------
                                                                                1999           1998
                                                                                ----           ----

Liabilities and Stockholders' Equity (Deficit)

CURRENT LIABILITIES:

   Accounts payable                                                         $   195,582    $   136,749
   Checks issued in excess of bank balance                                       15,930         14,233
   Accrued taxes                                                                 72,487         14,667
   Accrued payroll and employee benefits                                          4,144          8,560
   Accrued expenses                                                              95,960              -
   Accrued interest                                                              31,825          7,891
   Royalty payable                                                               73,628         22,863
   Customer deposits                                                             22,650         66,834
   Current obligations under capital lease                                        7,508              -
   Current maturities of long-term debt                                         259,000         61,478
                                                                            -----------    -----------
          Total current liabilities                                             778,714        333,275

OBLIGATIONS UNDER CAPITAL LEASE                                                  12,119              -

LONG-TERM DEBT, less current maturities                                         172,921        130,968
                                                                            -----------    -----------
          Total liabilities                                                     963,754        464,243
                                                                            -----------    -----------

STOCKHOLDERS' EQUITY (DEFICIT):

   Common stock--50,000,000 shares, $.002 par value, authorized;
      7,875,451 and 7,171,451 shares issued and outstanding, respectively        15,751         14,343
   Preferred stock--1,000,000 shares, $1.00 par value, authorized;
      60,000 shares issued and outstanding                                       60,000         60,000
   Additional paid-in capital                                                 1,552,872      1,048,090
   Retained earnings (deficit)                                               (2,327,190)    (1,349,547)
                                                                            -----------    -----------
          Total stockholders' equity (deficit)                                 (698,567)      (227,114)
                                                                            -----------    -----------


                                                                            $   265,187    $   237,129
                                                                            ===========    ===========

--------------------------------------------------------------------------------

The Bullhide Liner Corporation
--------------------------------------------------------------------------------

Statements of Operations
--------------------------------------------------------------------------------


                                                         Years Ended
                                                          March 31,
                                                 --------------------------
                                                     1999          1998
                                                     ----          ----

SALES                                            $1,686,702      $656,471

COST OF SALES                                     1,237,756       427,954
                                                 ----------      --------

GROSS PROFIT                                        448,946       228,517

CONSULTING FEE REVENUE FROM RELATED PARTY               -           4,500
                                                 ----------      --------
                                                    448,946       233,017
                                                 ----------      --------

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES:
   Advertising                                       85,001        65,869
   Trade shows and exhibits                          13,477        16,113
   Marketing                                         36,615        13,601
   Travel, lodging and auto                          40,099        31,235
   Travel, meals                                      7,831           -
   Postage and shipping                              86,436        21,417
   Salaries and wages                               492,407       320,915
   Payroll taxes                                     41,737        27,326
   Temporary labor                                    6,158           -
   Employee benefits                                 37,005        18,249
   Consulting fees                                   17,658           -
   Taxes and licenses                                11,747           647
   Vehicle expense                                    6,328         4,135
   Directors' fees                                   36,000           -
   Dues and subscriptions                             1,480         1,782
   Fines and penalties                               14,429           -
   Legal and professional fees                       99,814        36,353
   Dealer training                                    1,531           -
   Office supplies                                   14,571        11,696
   Shop supplies                                     34,493        23,312
   Research and development                          55,583           -
   Rent                                              58,844        38,702
   Repairs and maintenance                            1,703           -
   Utilities                                         51,528        35,717
   Insurance                                         21,869           -
   Depreciation                                      19,701        17,352
   Amortization                                       4,719         4,717
   Bad debts                                          8,172        41,278
   Bank fees                                          8,963           -
   Royalties                                         84,265        27,863
   Equipment rental                                   2,329           -
   Other                                             (1,636)       20,820
                                                 ----------      --------
                                                  1,400,857       779,099
                                                 ----------      --------


See accompanying notes to financial statements.
--------------------------------------------------------------------------------

The Bullhide Liner Corporation
--------------------------------------------------------------------------------

Statements of Operations (Continued)
--------------------------------------------------------------------------------


                                   Years Ended
                                    March 31,
                                                      ------------------------
                                                         1999           1998
                                                         ----           ----

LOSS FROM OPERATIONS                                  $ (951,911)    $(546,082)
                                                      ----------     ---------

OTHER INCOME (EXPENSE):
   Interest income                                            90         -
   Gain (loss) on disposal of assets                       5,000          (957)
   Loss on franchise repurchase                            -           (76,203)
   Interest expense                                      (30,822)      (30,119)
                                                      ----------     ---------
                                                         (25,732)     (107,279)
                                                      ----------     ---------

NET LOSS                                              $ (977,643)    $(653,361)
                                                      ==========     =========


BASIC AND DILUTED LOSS PER SHARE                      $   (.1273)    $  (.1031)
                                                      ==========     =========



See accompanying notes to financial statements.
--------------------------------------------------------------------------------

The Bullhide Liner Corporation
--------------------------------------------------------------------------------

Statements of Stockholders' Equity (Deficit)
--------------------------------------------------------------------------------


                                                        Common Stock
                                                   -----------------------
                                                     Shares
                                                   Issued and
                                                   Outstanding     Amount
                                                   -----------     ------

BALANCES (DEFICIT), MARCH 31, 1997                  5,618,000   $  11,236

ADD (DEDUCT):

   Issuance of common stock                           896,890       1,794
   Stock offering costs                                   -           -
   Issuance of common stock on conversion of debt     656,561       1,313
   Contributed capital                                    -           -
   Net loss                                               -           -
                                                    ---------   ---------

BALANCES (DEFICIT), MARCH 31, 1998                  7,171,451      14,343

ADD (DEDUCT):

   Issuance of common stock                           704,000       1,408
   Net loss                                               -           -
                                                    ---------   ---------

BALANCES (DEFICIT), MARCH 31, 1999                  7,875,451   $  15,751
                                                    =========   =========





See accompanying notes to financial statements.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                             Years Ended March 31, 1999 and 1998
--------------------------------------------------------------------------------


   Preferred Stock
----------------------
  Shares                    Additional       Retained
Issued and                    Paid-in        Earnings
Outstanding     Amount        Capital        (Deficit)       Total
-----------     ------        -------        ---------       -----

    60,000    $   60,000    $  172,803     $ (696,186)    $ (452,147)



       -             -         478,932            -          480,726
       -             -        (126,254)           -         (126,254)
       -             -         457,609            -          458,922
       -             -          65,000            -           65,000
       -             -             -         (653,361)      (653,361)
----------    ----------    ----------     ----------     ----------

    60,000        60,000     1,048,090     (1,349,547)      (227,114)





       -             -         504,782            -          506,190
       -             -             -         (977,643)      (977,643)
----------    ----------    ----------     ----------     ----------

    60,000    $   60,000    $1,552,872     $(2,327,190)   $ (698,567)
==========    ==========    ==========     ===========    ==========


See accompanying notes to financial statements.
--------------------------------------------------------------------------------

The Bullhide Liner Corporation
--------------------------------------------------------------------------------

Statements of Cash Flows
--------------------------------------------------------------------------------


                                                                            Years Ended
                                                                             March 31,
                                                                    ------------------------
                                                                       1999         1998
                                                                       ----         ----

Increase (Decrease) in Cash

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                         $(977,643)   $(653,361)
   Adjustments to reconcile net loss to net cash
      used in operating activities:
         Gain on sale of investment                                    (5,000)         -
         Bad debts                                                      8,276       41,278
         Loss on disposal of assets                                       -            957
         Depreciation and amortization                                 24,421       22,069
         (Increase) decrease in assets:
           Receivables                                                (75,621)      (1,096)
           Inventory                                                   23,591      (69,280)
           Prepaid expenses and deposits                                  522        1,059
           Franchise fee receivable                                       -          4,780
         Increase (decrease) in liabilities:
           Accounts payable                                            58,833       72,406
           Payable to related party                                       -        (96,467)
           Accrued taxes                                               57,819        6,317
           Accrued expenses                                            95,960          -
           Customer deposits                                          (44,184)      44,984
           Royalty payable                                             50,765       22,863
           Accrued payroll and employee benefits                       (4,416)       7,223
           Accrued interest                                            23,934      (13,765)
                                                                    ---------    ---------
              Net cash used in operating activities                  (762,743)    (610,033)
                                                                    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sale of available-for-sale securities                 10,000          -
   Checks issued in excess of bank balance                              1,697       14,233
   Repurchase of franchise                                                -        (10,000)
   Purchase of available-for-sale securities                              -         (5,000)
   Purchases of property and equipment                                 (2,066)     (26,710)
                                                                    ---------    ---------
              Net cash provided by (used in) investing activities       9,631      (27,477)
                                                                    ---------    ---------


See accompanying notes to financial statements.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                            Statements of Cash Flows
--------------------------------------------------------------------------------


                                                                            Years Ended
                                                                             March 31,
                                                                       ----------------------
                                                                          1999         1998
                                                                          ----         ----

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of common stock                              $ 506,190    $ 480,726
   Stock offering costs paid                                                 -       (120,266)
   Stockholder contributed capital                                           -         65,000
   Stockholders' loan                                                    279,415      291,200
   Borrowings on long-term debt                                            6,574       82,400
   Principal payments to stockholders                                        -        (65,169)
   Principal payments on long-term debt and lease obligations            (43,787)     (90,533)
                                                                       ---------    ---------
           Net cash provided by financing activities                     748,392      643,358
                                                                       ---------    ---------

NET INCREASE (DECREASE) IN CASH                                           (4,720)       5,848

CASH, BEGINNING OF YEAR                                                    7,595        1,747
                                                                       ---------    ---------

CASH, END OF YEAR                                                      $   2,875    $   7,595
                                                                       =========    =========


Supplemental Disclosures:
   Cash paid for interest                                              $   6,888    $  43,884
   Cash paid for income taxes                                                -            -

Schedule of Noncash Investing and Financing Activity:
   Related-party debt and accrued interest converted to common stock         -        458,922
   Fixed assets acquired through long-term capital lease                  16,900          -


--------------------------------------------------------------------------------

The Bullhide Liner Corporation
--------------------------------------------------------------------------------

Notes to Financial Statements
--------------------------------------------------------------------------------



NOTE 1 -- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
--------------------------------------------------------------------------------

Organization:

The Company has granted franchises for the operation of pickup truck bed liner spray application shops initially targeted for the pickup truck bed liner market. In July 1996, the Company discontinued the sale of franchises for the operation of pickup truck bed liner spray application shops. Subsequent to July 1996, the Company commenced selling dealerships under exclusive licensing agreements and expanded into the industrial flooring market. As of March 31, 1999, the Company has sold fifty-five dealerships and has three operating franchises. The Company grants credit to customers for sales of equipment and materials throughout the United States. In addition, the Company operates a pickup truck bed liner spray application shop in Spokane, Washington.

Summary of Significant Accounting Policies:

a. Method of accounting -- The Company prepares its financial statements on the accrual method of accounting, recognizing income when earned and expenses when incurred.

b. Accounts receivable -- The Company provides an allowance for doubtful accounts based upon historical experience and a review of current receivables.

c. Inventory -- Inventory is stated at the lower of cost (determined on the first-in, first-out method) or market.

d. Furniture and equipment -- Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes. For federal income tax purposes, accelerated methods are used.

e. Intangible assets -- Intangible assets subject to amortization include system development costs and logo/trademark development costs. System costs are being amortized using the straight-line method over the estimated life of 10 years. Logo/trademark costs are being amortized on a straight-line basis over 40 years.

f. Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

g. Sales -- Spray application equipment is manufactured by a third-party manufacturer to customer specifications and is recorded as a sale when the equipment is shipped and customer acceptance is received.

h. Advertising costs -- Advertising (marketing) costs are expensed as incurred. Advertising expense was $85,001 and $65,869 for the years ended March 31, 1999 and 1998, respectively.

i. Loss per share -- Loss per share is calculated based on the weighted average of common shares outstand ing. Diluted loss per share, based on potential common stock such as warrants, operations, or contingent stock agreements, is not presented as such items are antidilutive.

--------------------------------------------------------------------------------

The Bullhide Liner Corporation
--------------------------------------------------------------------------------

Notes to Financial Statements
--------------------------------------------------------------------------------


NOTE 1 -- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
          (continued):
--------------------------------------------------------------------------------

Summary of Significant Accounting Policies (continued):

j. Research and development -- Research and development costs are expensed as incurred.

k. Royalty expenses -- Royalty expenses are recognized concurrently with the recognition of the related revenue.

l. Training and support -- The Company provides training in the field and ongoing support to licensed dealers. Costs are expensed and/or billed as incurred.


NOTE 2 -- INVENTORIES:
--------------------------------------------------------------------------------

Inventories consisted of the following:

                                                                March 31,
                                                            -----------------
                                                             1999       1998
                                                             ----       ----

   Raw materials                                            $37,991   $50,196
   Machine parts                                              6,398     7,667
   Dealer marketing materials                                 4,830    14,947
                                                            -------   -------

                                                            $49,219   $72,810
                                                            =======   =======


The Company's raw materials consist of polyurethane resins. There was no work in process production of materials at year end. Production of spray application equipment was outsourced during the fiscal year ended March 31, 1999.


NOTE 3 -- FRANCHISING OPERATIONS:
--------------------------------------------------------------------------------

a. Significant commitments and obligations -- The Company is obligated in accordance with the terms of each franchisee's respective franchise agreement to provide the following supervision assistance and services: site location, spray application training, operations manual, and advertising literature. In addition, franchisees are required to purchase inventory from the Company.

b. Franchise activity -- The number of franchises sold and in operation during each of the years ended March 31, 1999 and 1998, was three. Current active franchises are located in Colorado, Canada, and Saudi Arabia.


c. Franchise fees -- Initial franchise fees and dealership fees are recorded as revenue when all the significant services relating to the franchise and dealership sales have been performed by the Company.


d. Royalty -- Each franchisee is required to pay a monthly royalty based on sales, commencing one year after the franchise opens for business. The Company has waived its right to receive royalties from franchisees through March 31, 1999.



--------------------------------------------------------------------------------

The Bullhide Liner Corporation
--------------------------------------------------------------------------------

Notes to Financial Statements
--------------------------------------------------------------------------------


NOTE 4 -- FURNITURE AND EQUIPMENT:
--------------------------------------------------------------------------------

A summary of furniture and equipment follows:

                                                                 March 31,
                                                           ------------------
                                                             1999      1998
                                                             ----      ----

   Leasehold improvements                                  $ 20,231  $ 20,231
   Office furniture                                          11,194    11,194
   Computer                                                  10,171     8,105
   Vehicles                                                  28,200    28,200
   Equipment                                                 77,687    60,787
                                                           --------  --------
                                                            147,483   128,517
   Less accumulated depreciation                             78,177    58,476
                                                           --------  --------

          Totals                                           $ 69,306  $ 70,041
                                                           ========  ========


NOTE 5 -- LONG-TERM DEBT:
--------------------------------------------------------------------------------

Long-term debt consisted of the following:

                                                                                                 March 31,
                                                                                           --------------------
                                                                                             1999        1998
                                                                                             ----        ----

   Note payable to bank, due in monthly installments of $817 including variable interest; collateralized by substantially all assets and personally
      guaranteed by a stockholder*                                                         $ 25,303    $ 30,504

   Note payable to bank, due in monthly installments of $367 including interest at 10%, maturing June 20, 1999; collateralized by vehicle and
      personally guaranteed by a stockholder                                                  1,128       5,216

   Note payable to ex-franchisee, due in monthly installments of $1,350 including interest at 8.5%, maturing July 31, 1999, including a $13,000 remaining balance of the down payment on the franchise repurchase, with no stated interest rate, and which was due and payable October 15, 1997 (see
      notes 9 and 15)                                                                        33,450      38,450


--------------------------------------------------------------------------------

The Bullhide Liner Corporation
--------------------------------------------------------------------------------

Notes to Financial Statements
--------------------------------------------------------------------------------



NOTE 5 -- LONG-TERM DEBT (continued):
--------------------------------------------------------------------------------

                                                                                                  March 31,
                                                                                           ----------------------
                                                                                              1999        1998
                                                                                              ----        ----

   Note payable to stockholders, interest at 8% and 10% of
      the principal balance annually on March 31; unsecured                                $118,276     $118,276

   Note payable to stockholders, interest at 12% of the
      principal balance.  Principal and interest due on
      June 30, 2000; unsecured                                                               39,129        -

   Note payable to stockholders, interest at 12% of the
      principal balance.  Principal and interest due on
      July 28, 2000; unsecured                                                               20,000        -

   Note payable to related party (see notes 7 and 9). Principal and interest are to be repaid with 85,500 shares of the Company's common stock on or before
      February 28, 1999, for the 78,000 shares previously received; unsecured.
      Balance was paid in full
      on April 13, 1999                                                                      37,744        -

   Note payable to stockholders.  Principal and interest are to be repaid with 85,500 shares of the Company's common stock for the 78,000 shares received.  Balance was paid in full on
      April 13, 1999                                                                         36,158        -

   Note payable to stockholder.  Principal and interest are to be repaid by 47,850 shares of the Company's common stock for
      the 43,500 shares received.  Balance was paid in full on
      April 13, 1999                                                                         14,387        -

   Note payable to an unrelated party.  Principal and interest are to be repaid by 211,428 shares of the Company's common stock
      for the 192,207 shares received.  Balance was paid in full
      on April 13, 1999                                                                     106,346        -
                                                                                           --------     --------
                                                                                            431,921      192,446
   Less current maturities                                                                  259,000       61,478
                                                                                           --------     --------

          Totals                                                                           $172,921     $130,968
                                                                                           ========     ========


* The Small Business Administration has guaranteed 90 percent of the original amount ($50,000) of the note payable.

--------------------------------------------------------------------------------

The Bullhide Liner Corporation
--------------------------------------------------------------------------------

Notes to Financial Statements
--------------------------------------------------------------------------------



NOTE 5 -- LONG-TERM DEBT (continued):
--------------------------------------------------------------------------------

Total interest expense for the notes payable to stockholders was $22,525 and $21,141 for the years ended March 31, 1999 and 1998, respectively.

Maturities of long-term debt are as follows:

                      Years Ending
                        March 31,                                        Amount
                        ---------                                        ------

                         2000                                           $259,000
                         2001                                            163,000
                         2002                                              8,800
                         2003                                              1,121
                                                                        --------

                                                                        $431,921
                                                                        ========



NOTE 6 -- OBLIGATIONS UNDER CAPITAL LEASE:
--------------------------------------------------------------------------------

Future minimum lease payments under leases capitalized at March 31, 1999, together with the present value of the minimum lease payments, are as follows:

                      Years Ending
                        March 31,                                        Amount
                        ---------                                        ------

                         2000                                           $10,186
                         2001                                            10,186
                         2002                                             3,396
                                                                        -------
                             Total minimum payments                      23,768
                             Less amount representing interest           (4,141)
                                                                        -------
                             Present value minimum lease payments        19,627
                             Less current portion                        (7,508)
                                                                        -------

                             Long-term obligation                       $12,119
                                                                        =======


At March 31, 1999, assets under capital lease had a cost of $16,900 and accumulated depreciation of $1,408.


--------------------------------------------------------------------------------

The Bullhide Liner Corporation
--------------------------------------------------------------------------------

Notes to Financial Statements
--------------------------------------------------------------------------------



NOTE 7 -- TRANSACTIONS WITH RELATED PARTIES:
--------------------------------------------------------------------------------

The Company purchases materials used in the pickup bed liner and floor coating processes from Poly Chem Corporation. Total purchases for the years ended March 31, 1999 and 1998, were $-0- and $38,809, respectively. Purchases of materials were discontinued June 30, 1997, per the agreement as identified in note 9.

During December 1998, the Company borrowed 78,000 shares of the Company's common stock from Poly Chem Corporation which is 100 percent owned by a majority stockholder of the Company. The Company sold the stock and received net proceeds of $37,744 (see note 5). The Company has agreed to issue 85,800 shares of common stock as repayment to Poly Chem Corporation no later than February 28, 1999. Balance was paid April 13, 1999.


NOTE 8 -- PREFERRED STOCK:
--------------------------------------------------------------------------------

Holders of the preferred stock have equal voting rights with the common stockholders. The preferred stock is redeemable at the option of the Company at $1 per share. As of the reporting date, the Company has not exercised the option to redeem any of the preferred stock. Upon liquidation, the holders of the preferred stock are entitled to receive, as a preferential distribution, the par value of the preferred stock before any assets are distributed to the common stockholders.


NOTE 9 -- COMMITMENTS:
--------------------------------------------------------------------------------

On June 30, 1997, the Company purchased the technology rights from Poly Chem Corporation for the materials used in the pickup bed liner and floor coating processes as well as other polyurathene technology. Under the terms of the purchase agreement, the Company will pay Poly Chem Corporation a royalty based on 5 percent of total gross revenues of the Company to a maximum of $200,000. As of March 31, 1999, $107,128 of royalties had been accrued, of which $33,500 had been paid. Upon payment of the full $200,000 in royalties, Poly Chem Corporation will transfer all of its interests in the formulation and technology including, but not limited to, all patent rights therein, including the current patent application 08/493858, and any and all future patent rights to Bullhide, and shall have no further rights therein. The Company is in the process of obtaining a patent for the materials used in the pickup bed liner process.

Future minimum royalty payments are as follows:

                       Year Ending
                         March 31,                                      Amount
                         ---------                                      ------

                         2000                                         $  166,500
                                                                      ==========


--------------------------------------------------------------------------------

The Bullhide Liner Corporation
--------------------------------------------------------------------------------

Notes to Financial Statements
--------------------------------------------------------------------------------


NOTE 9 -- COMMITMENTS (continued):
--------------------------------------------------------------------------------

On July 31, 1997, the Company repurchased the franchise rights together with certain assets of an existing franchisee. Under the terms of the repurchase agreement, the Company was obligated to pay the franchisee $88,700 under the following terms:

Downpayment                                                           $ 2,500
Inventory                                                               6,300
Monthly payments of $5,000 commencing October 15, 1997,
   with no stated interest rate                                        38,200
Consulting services provided by the franchisee payable
   at $1,000 per month commencing August 30, 1997                      12,000
Remaining balance to be paid in monthly payments
   of $1,350 including interest at 8.5%,
   commencing August 30, 1997                                          29,700
                                                                      -------

                                                                      $88,700
                                                                      =======


To date, $55,250 has been paid (see note 5).


NOTE 10 -- INCOME TAXES:
--------------------------------------------------------------------------------

The Company's deferred tax asset was as follows:

                                                                             March 31,
                                                                      -----------------------
                                                                         1999        1998
                                                                         ----        ----

Deferred tax asset arising from net operating loss carryforwards      $ 782,000    $ 458,000

Valuation allowance                                                    (782,000)    (458,000)
                                                                      ---------    ---------

       Net deferred income tax asset                                  $     -      $     -
                                                                      =========    =========


At March 31, 1999, the Company had approximately $2,300,000 in net operating loss carryforwards which is available to reduce future taxable income. The carryforwards begin to expire in 2011.

For the years presented, the income tax provision (benefit) differs from the amount expected using statutory tax rates because of the effects of the deferred tax asset valuation allowance.


--------------------------------------------------------------------------------

The Bullhide Liner Corporation
--------------------------------------------------------------------------------

Notes to Financial Statements
--------------------------------------------------------------------------------


NOTE 11 -- RECAPITALIZATION:
--------------------------------------------------------------------------------

During the year ended March 31, 1997, the Company recapitalized its common and preferred stock. Under the terms of the recapitalization, the par values of the common and preferred stock were changed to $.002 and $1.00, respectively. The number of authorized shares of common and preferred stock was increased to 50,000,000 and 1,000,000, respectively.


NOTE 12 -- PRIVATE PLACEMENT:
--------------------------------------------------------------------------------

On December 17, 1996, the Company was authorized to issue a private placement of common stock. The Company is authorized to issue 10,000 units at $5.00 per unit. As of July 10, 1998, all warrants were exercised (see note 13, paragraph 3). Each unit consists of 50 shares of common stock and 95 redeemable stock purchase warrants. The common stock purchase warrants are exercisable for one share of common stock at $1.00 per share until December 17, 1998. The Company may redeem the warrants at $.01 per warrant with 30-day prior written notice if the common stock bid price equals or exceeds $2.50 per share for ten consecutive trading days ending on the third day prior to or the date on which such notice was given.

During the fiscal year ended March 31, 1998, all 10,000 units were sold, and 950,000 and 316,000 stock purchase warrants were exercised as of March 31, 1999 and 1998, respectively.


NOTE 13 -- GOING CONCERN:
--------------------------------------------------------------------------------

As shown in the Company's financial statements, the Company incurred net losses of $977,643. In addition, the Company has negative working capital of $615,159 and stockholders' deficit of $698,567. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

Management is committed to the future of the Company and has taken the following actions to keep the Company viable and in existence as a going concern:

1. The Company has utilized long-term debt from the original stockholders to fund the development of several key aspects of the national dealership system including advertising for both the local and national promotion, legal aspects such as state registrations, and improvements in application equipment, as well as the employment and training of the needed personnel. These developments are expected to benefit the organization in the future. In addition, on June 30, 1997, the original stockholders of the Company converted long-term debt plus accrued interest to common stock.

2. On July 6, 1997, the Company hired an executive vice president of sales and marketing. The vice president's responsibilities included hiring and training a team of independent sales representatives and developing a national marketing plan. On January 27, 1998, he was promoted to president and on October 14, 1998, to chief executive officer.


--------------------------------------------------------------------------------

The Bullhide Liner Corporation
--------------------------------------------------------------------------------

Notes to Financial Statements
--------------------------------------------------------------------------------



NOTE 13 -- GOING CONCERN (continued):
--------------------------------------------------------------------------------

3. The Company completed a private placement of common stock during July 1997 which resulted in the issuance of 10,000 units at $5.00 per unit. Each unit consisted of 50 shares of common stock and 95 redeemable stock purchase warrants. The Company received its symbol to trade on the NASD Bulletin Board on December 17, 1997. A secondary market for the stock was established. As of July 10, 1998, all warrants were exercised and the Company received a net total of $783,629. The Company has utilized this investment capital to expand national advertising and exhibits at national and regional trade shows. Research and engineering activities have also been expanded to produce the next generation of application equipment and coating and lining products.

4. The expanded marketing efforts of the Company have resulted in the signing of 55 dealers as of the year ended March 31, 1999, an increase of 30 from March 31, 1998. The costs relating to the signing and setting up the new dealers significantly contributed to the operating loss for the year ended March 31, 1999. However, once the Bullhide dealerships are fully operational, it is expected that sales to the dealers and to new additional dealers will result in increased revenues for the Company.

5. Recent marketing efforts in the industrial flooring and chemical containment markets have resulted in positive sales. Generally, jobs in the flooring and chemical containment markets are much larger than the truck bed liner market and may result in a higher sales volume of Bullhide materials per order and per dealer. During August 1998, the Company's northern Alabama dealer was contracted to spray wood treatment plants in Alabama and other states. In September 1998, after the successful completion of three test locations, Jiffy Lube awarded the Company up to 10 additional locations for flooring applications. In May 1999, the Company's southern Colorado dealer completed a 2,000 square foot area at the Pueblo Zoo. During May 1999, the Florida master distributor started coating several seating areas in a major league baseball park.

6. During November 1998, the Company signed a contract with Sears, Roebuck & Co. to operate Bullhide truck liner facilities in a two-store test market. This is anticipated to develop into a national arrangement.

7. On May 6, 1999, the Company engaged a law firm to prepare a Registration Statement on Form 10-SB for the registration of its securities with the SEC. Beginning in January 1999, the NASD has required all prospective new listing companies to become registered with the SEC in order to qualify for listing on the OTC Bulletin Board exchange. Companies already on the exchange were given deadlines to file a registration statement with the SEC. The Company's deadline to complete its registration process with the SEC is October 1999.

8. During April 1999, the Company began the process of restructuring the Company's operations and administration by moving its corporate office from Spokane, Washington, to south Florida. A fifth master distributorship, serving the Northwest region, has been established in Spokane by the Company's founder. This restructuring will save the Company in excess of $250,000 in annualized costs.

9. During April 1999, the Company was approved to sell up to 2,000,000 common shares on the OTC Bulletin Board exchange under its second Regulation D Rule 504 offering. Management expects to raise $850,000 net proceeds during the fiscal year ending March 31, 2000.


--------------------------------------------------------------------------------

The Bullhide Liner Corporation
--------------------------------------------------------------------------------

Notes to Financial Statements
--------------------------------------------------------------------------------



NOTE 14 -- ISSUANCE OF COMMON STOCK ON CONVERSION OF DEBT:
--------------------------------------------------------------------------------

On June 30, 1997, the following liabilities and long-term debt were converted to common stock:

   Notes payable to stockholders                                        $378,096
   Accrued interest payable to stockholders                               26,555
   Account payable to Poly Chem Corporation (a related party)             54,271
                                                                        --------

                                                                        $458,922
                                                                        ========


NOTE 15 -- PENDING LITIGATION:
--------------------------------------------------------------------------------

On June 17, 1998, the holders of the note payable to ex-franchisee initiated legal action to collect the remaining balance per the agreement. In addition, the plaintiff has made a formal claim for compensation and lost opportunity to pursue a successful business venture. The Company agrees to the note payable liability and intends to vigorously defend the additional claims which the Company considers groundless. The ultimate resolution of these matters is not ascertainable at this time. No provision has been made in the financial statements related to this claim.

On January 21, 1999, a Bullhide dealer initiated legal action for breach of contract, fraud, and violation of the Tennessee Consumer Protection Act. Plaintiff is seeking damages incurred. The Company intends to vigorously defend the substantive claims in this case and is unable to estimate the success or the amount or range of potential loss, if any.


NOTE 16 -- LEASE COMMITMENT:
--------------------------------------------------------------------------------

The Company leases the building facilities from an unrelated third party. Rent expense for the years ended March 31, 1999 and 1998, was $58,844 and $38,702, respectively. Future minimum lease payments under the noncancellable operating lease, with an option to renew, are as follows:

                      Years Ending
                        March 31,                                         Amount
                      ------------                                        ------

                         2000                                            $50,886
                         2001                                             33,924
                                                                         -------

                               Total future minimum lease payments       $84,810
                                                                         =======


--------------------------------------------------------------------------------

The Bullhide Liner Corporation
--------------------------------------------------------------------------------

Notes to Financial Statements
--------------------------------------------------------------------------------


NOTE 17 -- EARNINGS (LOSS) PER SHARE:
--------------------------------------------------------------------------------

Basic earnings (loss) per share are calculated by dividing earnings (loss) by the weighted average number of common shares outstanding during the period.

                                                                                                 Year Ended
                                                                                               March 31, 1999
                                                                                 -------------------------------------------
                                                                                    Income            Shares       Per-share
                                                                                  (Numerator)      (Denominator)     Amount
                                                                                  -----------      -------------     ------


   Income (loss) from continuing operations                                       $(977,643)        7,681,951

   Less preferred stock dividends                                                     -                 -
                                                                                  ---------         ---------

   Income (loss) available to common stockholders -
      basic earnings (loss) per share                                             $(977,643)        7,681,951       $(.1273)
                                                                                  =========         =========       =======


There were no dilutive securities, options, or warrants at March 31, 1999.

                                                                                                 Year Ended
                                                                                               March 31, 1998
                                                                                 -------------------------------------------
                                                                                    Income            Shares       Per-share
                                                                                  (Numerator)      (Denominator)    Amount
                                                                                  -----------      -------------    ------

   Income (loss) from continuing operations                                      $(653,361)         6,334,643

   Less preferred stock dividends                                                    -                  -
                                                                                 ---------          ---------

   Income (loss) available to common stockholders -
      basic earnings (loss) per share                                            $(653,361)         6,334,643       $(.1031)
                                                                                 =========          =========       =======


For the year ended March 31, 1998, the Company had warrants outstanding for 634,000 shares of common stock. Because the effect of the outstanding warrants is antidilutive, the potential common stock shares have not been included in the loss per share calculation.

--------------------------------------------------------------------------------

The Bullhide Liner Corporation
--------------------------------------------------------------------------------

Notes to Financial Statements
--------------------------------------------------------------------------------


NOTE 18 -- REVENUES FROM CUSTOMERS:
--------------------------------------------------------------------------------

Following is a summary of revenues from external customers for the Company's product groups:

                                                                            Years Ended
                                                                             March 31,
                                                        ---------------------------------------------------
                                                                 1999                       1998
                                                        ----------------------     ------------------------
                                                           Amount      Percent         Amount      Percent
                                                           ------      -------         ------      -------

   Product application sales                            $  179,792      10.7%      $172,076         26.2%
   Chemical sales to dealers                               701,961      41.6        207,284         31.6
   Machine and machine parts                               691,611      41.0        190,982         29.1
   Dealer supply                                            58,274       3.5         77,691         11.8
   Area development fees                                    55,000       3.2          -              -
   Other                                                        64       -            8,438          1.3
                                                        ----------     -----       --------        -----

          Totals                                        $1,686,702     100.0%      $656,471        100.0%
                                                        ==========     =====       ========        =====


--------------------------------------------------------------------------------

                         The Bullhide Liner Corporation
                                 Balance Sheets
                                   (Unaudited)
                           September 30, 1999 and 1998

                                                              1999        1998
                                                            --------    --------

Assets

CURRENT ASSETS:

  Cash                                                      $  4,610    $ 42,212
  Accounts receivable, Net of allowance for doubtful
    accounts of $34,746 and $25,000, respectively            262,917     202,198
  Inventory                                                   21,680      49,193
  Investments                                                   --          --
  Prepaid expenses and deposits                                9,227        --
                                                            --------    --------
      Total current assets                                   298,434     293,603
                                                            --------    --------

FURNITURE AND EQUIPMENT:

  Cost                                                        24,805     128,519
      Less accumulated depreciation                           19,877      67,476
                                                            --------    --------
                                                               4,928      61,043
                                                            --------    --------

OTHER ASSETS:

  Mississippi Franchise                                       10,000      10,000
  Deposits                                                     7,217        --
  Systems development                                         46,830      46,830
  Trademark                                                    1,450       1,450
                                                            --------    --------
                                                              65,497      58,280
      Less accumulated amortization                           28,354      23,635
                                                            --------    --------
                                                              37,143      34,645
                                                            --------    --------



                                                            $340,505    $389,291
                                                            ========    ========


See accompanying notes to financial statements.

                         The Bullhide Liner Corporation
                                 Balance Sheets
                                   (Unaudited)
                           September 30, 1999 and 1998

                                                                             1999           1998
                                                                         -----------     -----------

Liabilities and Stockholders' Equity (Deficit)

CURRENT LIABILITIES:

  Accounts payable                                                        $   253,897    $   168,802
  Accrued taxes                                                                29,637         38,429
  Accrued payroll and employee benefits                                          --           10,032
  Accrued expenses                                                             41,523           --
  Accrued interest                                                             26,352         11,659
  Royalty payable                                                             113,362         47,876
  Customer deposits                                                            17,767         11,547
  Current obligations under capital lease                                        --            6,917
  Current maturities of long-term debt                                         40,052        118,688
                                                                          -----------    -----------
      Total current liabilities                                               522,590        413,951

OBLIGATIONS UNDER CAPITAL LEASE                                                  --           16,035

LONG-TERM DEBT, less current maturities                                       100,803        127,688
                                                                          -----------    -----------
      Total liabilities                                                       623,393        557,674
                                                                          -----------    -----------

STOCKHOLDERS' EQUITY (DEFICIT):

  Common stock - 50,000,000 shares,$.002 par value, authorized;
   10,612,051 and 7,808,451 shares issued and outstanding,respectively         21,224         15,617
  Preferred stock - 1,000,000 shares, $1.00 par value,
    authorized; 60,000 shares issued and outstanding                           60,000         60,000
  Additional paid-in capital                                                2,164,633      1,543,477
  Retained earnings (deficit)                                              (2,528,745)    (1,787,477)
                                                                          -----------    -----------
      Total stockholders' equity (deficit)                                   (282,888)      (168,383)
                                                                          -----------    -----------



                                                                          $   340,505    $   389,291
                                                                          ===========    ===========

See accompanying notes to financial statements.

                         The Bullhide Liner Corporation
                             Statement of Operations
                                   (Unaudited)
              For The Six Months Ended September 30, 1999 and 1998

                                                    1999            1998
                                                 -----------    -----------

SALES                                            $   794,692    $ 1,037,021

COST OF SALES                                        474,201        803,417
                                                 -----------    -----------

                                                 -----------    -----------
GROSS PROFIT                                         320,491        233,604
                                                 -----------    -----------

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES:
  Advertising                                         33,043         33,082
  Trade shows and exhibits                              --            5,381
  Marketing                                             --           33,834
  Travel                                               2,050         34,992
  Postage and shipping                                 5,772         13,854
  Salaries and wages                                 222,895        294,794
  Payroll taxes                                       16,150         21,614
  Employee benefits                                   12,994         14,250
  Taxes and Licenes                                     (134)         7,390
  Vehicle expense                                        744          2,051
  Dues and subscriptions                                 348          1,319
  Legal and professional fees                         58,026         26,469
  Office supplies                                      2,719          8,316
  Shop supplies                                        2,316         20,202
  Rent                                                24,740         42,801
  Utilities                                           14,159         27,872
  Depreciation                                         3,000          9,000
  Amortization                                         2,400          2,400
  Royalties                                           39,734         50,014
  Other                                               18,857         19,473
  Bad Debts                                           15,000           --
                                                 -----------    -----------
                                                     474,813        669,108
                                                 -----------    -----------

LOSS FROM OPERATIONS                                (154,322)      (435,504)

GAIN ON THE SALE OF INVESTMENTS                         --            5,000
GAIN ON THE SALE OF SPOKANE SHOP ASSETS                7,312           --
LOSS ON ABANDONMENT OF SPOKANE FACILITY              (47,681)          --

OTHER EXPENSE, interest                               (6,864)        (7,426)
                                                 -----------    -----------

NET LOSS                                         $  (201,555)   $  (437,930)
                                                 ===========    ===========

BASIC AND DILUTED LOSS PER SHARE                 $   (0.0214)   $   (0.0580)
                                                 ===========    ===========


See accompanying notes to financial statements.

                         The Bullhide Liner Corporation
                   Statement of Stockholders' Equity (Deficit)
                                   (Unaudited)
              For the Six Months Ended September 30, 1999 and 1998




                                                 Common Stock           Preferred Stock
                                          ------------------------  ----------------------
                                             Shares                   Shares                  Additional     Retained
                                           Issued and               Issued and                 Paid-in       Earnings
                                          Outstanding    Amount     Outstanding   Amount       Capital       (Deficit)     Total
                                          ------------------------  -----------------------   ----------   ------------  --------

Balances (Deficit), March 31, 1999         7,875,451    $15,751      60,000      $  60,000    $1,552,872   $(2,327,190)  $(698,567)


ADD (DEDUCT):

  Issuance of common stock                 1,773,573      3,547        --             --         667,375          --       670,922
  Stock offering costs                          --         --          --             --        (104,068)         --      (104,068)
  Issuance of common stock
    on conversion of debt                    483,827        968                                  207,540          --       208,508
  Officer and director stock awards          479,200        958        --             --          59,450          --        60,408
  Stock subscription receivable                 --         --                                   (218,536)                 (218,536)

  Net loss                                      --         --          --             --            --        (201,555)   (201,555)
                                         -----------    -------    --------      ---------    ----------   -----------   ---------


Balances (Deficit), September 30, 1999    10,612,051    $21,224      60,000      $  60,000    $2,164,633   $(2,528,745)  $(282,888)
                                         ===========    =======    ========      =========    ==========   ===========   =========



                                              Common Stock              Preferred Stock
                                         ----------------------   -----------------------
                                            Shares                   Shares                Additional      Retained
                                          Issued and               Issued and                Paid-in       Earnings
                                         Outstanding    Amount    Outstanding      Amount    Capital      (Deficit)      Total
                                         ---------------------    -----------------------  ----------   -----------    ----------
Balances (Deficit), March 31, 1998        7,171,451    $14,343      60,000       $60,000   $1,048,090   $(1,349,547)   $(227,114)


ADD (DEDUCT):

  Issuance of common stock                  637,000      1,274        --            --        495,387                    496,661
  Net loss                                     --         --          --            --           --        (437,930)    (437,930)
                                          ---------    -------      ------       -------   ----------   -----------    ---------


Balances (Deficit), September 30, 1998    7,808,451    $15,617      60,000       $60,000   $1,543,477   $(1,787,477)   $(168,383)
                                          =========    =======      ======       =======   ==========   ===========    =========



See accompanying notes to financial statements.

                         The Bullhide Liner Corporation
                             Statement of Cash Flows
                                   (Unaudited)
              For the Six Months Ended September 30, 1999 and 1998

                                                                       1999         1998
                                                                    -----------  ----------
Cash Flows From Operating Activities:
  Net loss                                                           $(201,555)   $(437,930)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
      Net loss on sale and disposition of fixed assets                  40,369         --
      Depreciation and amortization                                      5,400       11,400
      Sale of master distributorship for debt reduction                (75,000)
      (Increase) decrease in assets:
        Receivables                                                   (151,456)    (158,082)
        Inventory                                                       27,539       23,617
        Prepaid expenses and deposits                                   (9,227)         522
        Security deposits                                               (7,217)        --
      Increase (decrease) in liabilities:
        Accounts payable                                                28,315       32,053
        Accrued taxes                                                  (42,850)      23,763
        Accrued payroll and employee benefits                           (4,144)       1,472
        Accrued expenses                                                 5,971         --
        Accrued interest                                                 6,147        3,768
        Royalty payable                                                 39,734       25,013
        Customer deposits                                               (4,883)     (55,289)
                                                                     ---------    ---------
          Net cash used in operating activities                       (342,857)    (529,693)
                                                                     ---------    ---------

Cash Flows From Investing Activities:
  Purchase of property and equipment                                      --           --
  Checks issued in excess of bank balance                              (15,930)     (14,233)
  Sale of property and equipment                                         6,470         --
  Abandonment of leasehold improvements                                   --           --
  Proceeds from sale of investment                                        --          5,000
                                                                     ---------    ---------
          Net cash used by investing acrtivities                        (9,460)      (9,233)
                                                                     ---------    ---------

Cash Flows From Financing Activities:
  Proceeds from issuance of common stock                               348,831      496,661
  Stock offering costs paid                                               (513)        --
  Borrowings on long term debt and lease obligations                     7,253       82,022
  Principal payments on long-term debt and lease obligations            (1,519)      (5,140)
                                                                     ---------    ---------
          Net cash provided by financing activities                    354,052      573,543
                                                                     ---------    ---------

Net Increase in Cash                                                     1,735       34,617

Cash at the Beginning of the Period                                      2,875        7,595
                                                                     ---------    ---------

Cash at the End of the Period                                        $   4,610    $  42,212
                                                                     =========    =========

Supplemental Disclosures:
  Cash paid for interest                                             $     714    $   2,754
  Cash paid for income taxes                                              --           --

Schedule of Noncash Investing and Financing Activity:
  Debt converted to common stock                                       196,888         --
  Accrued expenses and interest converted to common stock               72,028         --
  Shop assets sold for assumption of notes payable                      44,539         --

See accompanying notes to financial statements.

                  The Bullhide Liner Corporation
                   Notes to Financial Statements
                            (Unaudited)
           Six Months Ended September 30, 1999 and 1998


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

The Company has granted franchises for the operation of pickup truck bed liner spray application shops initially targeted for the pickup truck bed liner market. In July 1996, the Company discontinued the sale of franchises for the operation of pickup truck bed liner spray application shops. Subsequent to July 1996, the Company commenced selling dealerships under exclusive licensing agreements and expanded into the industrial flooring market. As of September 30, 1999, the Company has sold fifty-eight dealerships and has three operating franchises. The Company grants credit to customers for sales of equipment and materials throughout the United States. In addition, the Company operates a pickup truck bed liner spray application shop in Spokane, Washington.

Summary of Significant Accounting Policies:

a. Method of accounting - The Company prepares its financial statements on the accrual method of accounting, recognizing income when earned and expenses when incurred.

b. Accounts receivable - The Company provides an allowance for doubtful accounts based upon historical experience and a review of current receivables.

c. Inventory - Inventory is stated at the lower of cost (determined on the first-in, first-out method) or market.

d. Furniture and equipment - Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes. For federal income tax purposes, accelerated methods are used.

e. Intangible assets - Intangible assets subject to amortization include system development costs and logo/trademark development costs. System costs are being amortized using the straight-line method over the estimated life of 10 years. Logo/trademark costs are being amortized on a straight-line basis over 40 years.

f. Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

g. Sales - Spray application equipment is manufactured to customer specifications and is recorded as a sale when the equipment is shipped and customer acceptance is received.



                                                                     (continued)

                         The Bullhide Liner Corporation
                    Notes to Financial Statements - Continued
                                   (Unaudited)


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
(continued)


h. Advertising costs - Advertising (marketing) costs are expensed as incurred. Advertising Expense was $33,043 and $33,082 for the six months ended September 30, 1999 and 1998, respectively.

g. Loss per share - Loss per share is calculated based on the weighted average of common shares outstanding. Diluted loss per share, based on potential common stock such as warrants, options or contingent stock agreements is not presented as such items are antidilutive.

h. Research and development - Research and development costs are expensed as incurred.

i. Royalty expense - Royalty expenses are recognized concurrently with the recognition of the related revenue.

j. Training and support - The Company provides training in the field and ongoing support to licensed dealers. Costs are expensed and/or billed as incurred.


NOTE 2 - INVENTORIES:


                                                 September 30,
                                            ----------------------
                                              1999         1998
                                              ----         ----
Inventories consisted of the following:

            Raw materials                   $ 16,899      $ 37,991
            Machine parts                      1,180         6,398
            Dealer marketing materials         3,601         4,830
                                            --------      --------

                                            $ 21,680      $ 49,219
                                            ========      ========

The Company's raw materials consist of polyurethane resins. There was no work in process production of materials at September 30, 1999. Production of spray application equipment was outsourced during the six months ended September 30, 1999.


NOTE 3 - FRANCHISING OPERATIONS:

a. Significant commitments and obligations - The Company is obligated in accordance with the terms of each franchisee's respective franchise agreement to provide the following supervision assistance and services: site location, spray application training, operations manual, and advertising literature. In addition, franchisees are required to purchase inventory from the Company.

b. Franchise activity - The number of franchises sold and in operation during the six months ended September 30, 1999 and 1998 was three. Current active franchises are located in Colorado, Canada, and Saudi Arabia.
                                                                     (continued)

                         The Bullhide Liner Corporation
                    Notes to Financial Statements - Continued
                                   (Unaudited)


NOTE 3 - FRANCHISING OPERATIONS:  (continued)


c. Franchise fees - Initial franchise fees and master dealership fees are recorded as revenue when all the significant services relating to the franchise and dealership sales have been performed by the Company.


d. Royalty - Each franchisee is required to pay a monthly royalty based on sales, commencing one year after the franchise opens for business. The Company has waived its right to receive royalties from franchisees through September 30, 1999.

NOTE 4 - FURNITURE AND EOUIPMENT:

A summary of furniture and equipment follows:

                                                     September 30,
                                               --------------------------
                                                 1999             1998
                                                 ----             ----

   Leasehold improvements                       $    -         $ 20,231
   Office furniture                                  -           11,194
   Computer                                       2,064           8,105
   Vehicles                                          -           28,200
   Equipment                                     22,741          60,789
                                                -------        --------
                                                 24,805         128,519
   Less accumulated depreciation                 19,877          67,476
                                                -------        --------

     Total                                      $ 4,928        $ 61,043
                                                =======        ========

NOTE 5 - LONG-TERM DEBT:

Long-term debt consisted of the following:

                                                               September 30,
                                                               -------------
                                                              1999       1998
                                                              ----       ----
Notepayable to bank, due in monthly installments of $817 including variable interest; collateralized by substantially all assets and personally guaranteed by a stockholder* $ - $ 28,740

Notepayable to bank, due in monthly installments of $367 including interest at 10%, maturing June 20, 1999; collateralized by vehicle and personally guaranteed by a stockholder - 3,210

Notepayable to ex-franchisee, due in monthly installments of $1,350 including interest at 8.5%, maturing July 31, 1999, including a $13,000 remaining balance of the down payment on the franchise repurchase, with no stated interest rate, and which was due and payable October 15, 1997 (see notes 8 and 15) 38,450 38,450



                                                                     (continued)

                  The Bullhide Liner Corporation
             Notes to Financial Statements - Continued
                            (Unaudited)


NOTE 5 - LONG-TERM DEBT: (continued)


                                                              September 30,
                                                              -------------
                                                            1999          1998
                                                            ----          ----

Note payable to an unrelated party, principal and
interest are to be repaid by 105,400 shares of the
Company's stock for the 95,000 shares received. Balance
was paid in full on April 13, 1999.                              --      57,700

Note payable to stockholders, interest at 8% and 10%
  of the principal balance annually on March 31;
  unsecured                                                $102,405     $118,276
                                                           --------     --------

                                                            140,855      246,376
Less current maturities
           Total                                             40,052      118,688
                                                           --------     --------
                                                           $100,803     $127,688
                                                           ========     ========

  * The Small Business Administration has guaranteed 90 percent of the original amount ($50,000) of the note payable.

Total interest expense for the notes payable to stockholders was $6,147 and $4,672 for the six months ended September 30, 1999 and 1998, respectively.

Maturities of long-term debt are as follows:

              Six months ending
                 September 30,                          Amount
                 -------------                          ------

                     2000                              $ 60,923
                     2001                                79,932
                     2002                                  --
                                                       --------

                                                       $140,855
                                                       ========

NOTE 6 - TRANSACTIONS WITH RELATED PARTIES:

During December the Company borrowed 78,000 shares of the Company's common stock from Poly Chem Corporation which is 100% owned by a majority stockholder of the Company. The Company sold the stock and received net proceeds of $37,744 (see note 5). The Company agreed to issue 85,800 shares of common stock as repayment to Poly Chem Corporation no later than February 28, 1999. The shares were issued April 13, 1999.


During May 1999, the Company sold a master dealership for the northwestern United States and Western Canada to its chairman (a majority stockholder) in exchange for a reduction of $75,000 in the amount due him from the Company.



                                                                     (continued)

                  The Bullhide Liner Corporation
             Notes to Financial Statements - Continued
                            (Unaudited)


NOTE 7 - PREFERRED STOCK:

Holders of the preferred stock have equal voting rights with the common stockholders. The preferred stock is redeemable at the option of the Company at $1 per share. As of the reporting date, the Company has not exercised the option to redeem any of the preferred stock. Upon liquidation, the holders of the preferred stock are entitled to receive, as a preferential distribution, the par value of the preferred stock before any assets are distributed to the common stockholders.


NOTE 8 - COMMITMENTS:

On June 30, 1997, the Company purchased the technology rights from Poly Chem Corporation for the materials used in the pickup bed liner and floor coating processes as well as other polyurethane technology. Under the terms of the purchase agreement, the Company will pay Poly Chem Corporation a royalty based on five percent of total gross revenues of the Company to a maximum of $200,000. As of September 30, 1999, $146,862 of royalties had been accrued, of which $33,500 had been paid. Upon payment of the full $200,000 in royalties, Poly Chem Corporation will transfer all of its interests in the formulation and technology including, but not limited to, all patent rights therein, including the current patent application 08/493858, and any and all future patent rights to Bullhide, and shall have no further rights therein. The Company is in the process of obtaining a patent for the materials used in the pickup bed liner process.

Future minimum royalty payments are as follows:

                 Year ending
                September 30,                       Amount
                -------------                       ------

                   2000                            $166,500
                                                   ========



On July 31, 1997, the Company repurchased the franchise rights together with certain assets of an existing franchisee. Under the terms of the repurchase agreement, the Company was obligated to pay the franchisee $88,700 under the following terms:

   Downpayment                                                        $ 2,500
   Inventory                                                            6,300
   Monthly payments of $5,000 commencing October 15, 1997,
    with no stated interest rate                                       38,200
   Consulting services provided by the franchisee payable
    at $1,000 per month commencing August 30, 1997                     12,000
   Remaining balance to be paid in monthly payments
    of $1,350 including interest at 8.5%,
    commencing August 30, 1997
                                                                       29,700
                                                                     --------

                                                                     $ 88,700
                                                                     ========

To date, $45,250 has been paid (see note 5).


                                                                     (continued)

                  The Bullhide Liner Corporation
             Notes to Financial Statements - Continued
                            (Unaudited)


NOTE 9 - INCOME TAXES:

The Company's deferred tax asset was as follows:

                                  September 30,
                                                      ------------------
                                                      1999         1998
                                                      ----         ----
     Deferred tax asset arising from net
       operating loss carryforwards                  $850,000    $607,000

     Valuation allowance                             (850,000)   (607,000)
                                                     --------    --------
       Net deferred income tax asset                 $   -       $    -
                                                     ========    ========

At September 30, 1999, the Company had approximately $2,500,000 in net operating loss carryforwards which are available to reduce future taxable income. The carryforwards begin to expire in 2011.

For the years presented, the income tax provision (benefit) differs from the amount expected using statutory tax rates because of the effects of the deferred tax asset valuation allowance.


NOTE 10 - RECAPITALIZATION:

During the year ended March 31, 1997, the Company recapitalized its common and preferred stock. Under the terms of the recapitalization, the par value of the common and preferred stock were changed to $.002 and $1.00, respectively. The number of authorized shares of common and preferred stock was increased to 50,000,000 and 1,000,000, respectively.

NOTE 11 - PRIVATE PLACEMENT:

On December 17, 1996, the Company was authorized to issue a private placement of common stock. The Company is authorized to issue 10,000 units at $5.00 per unit. As of July 10, 1998, all warrants were exercised (see note 12, paragraph 3). Each unit consists of 50 shares of common stock and 95 redeemable stock purchase warrants. The common stock purchase warrants are exercisable for one share of common stock at $1.00 per share until December 17, 1998. The Company may redeem the warrants at $.01 per warrant with 30-day prior written notice if the common stock bid price equals or exceeds $2.50 per share for ten consecutive trading days ending on the third day prior to or the date on which such notice was given.

During the fiscal year ended March 31, 1998, all 10,000 units were sold, and 950,000 stock purchase warrants were exercised as of September 30, 1999 and September 30, 1998.




                                                                     (continued)

                         The Bullhide Liner Corporation
                    Notes to Financial Statements - Continued
                                   (Unaudited)



NOTE 12 - SUBSCRIBED STOCK:

On April 1, 1999 an entity entered into an agreement with the Company to acquire 2,000,000 shares of free trading common stock at the stated price of $.50 per share. The offering was completed on April 5, 1999 when the purchaser executed a $1,000,000 promissory note payable to the Company with the stated interest rate of twelve percent, and the unpaid principal and any earned interest due and payable June 29, 1999. Subsequently, as the market price of the common stock decreased, the agreement was periodically modified to amounts less than $.50 per share. The remaining balance of the note was renegotiated for $412,000 as of June 29,1999 and extended until June 30, 2000.

Under Emerging Issues Task Force (EITF) Issue 85-1, notes receivable for subscribed stock may not be recorded as an asset. If such notes were recorded as of September 30, 1999, assets and stockholders' equity would be increased by $218,536.

Sales of the subscribed stock have been recorded as the proceeds were received through September 30, 1999.


NOTE 13 - GOING CONCERN:

As shown in the Company's financial statements, the Company incurred net losses of $201,555 for the six months ended September 30, 1999. In addition, the Company has negative working capital of $224,154 and stockholders' deficit of $282,886. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

Management is committed to the future of the Company and has taken the following actions to keep the Company viable and in existence as a going concern:

1. The Company has utilized long-term debt from the original stockholders to fund the development of several key aspects of the national dealership system including advertising for both the local and national promotion, legal aspects such as state registrations, and improvements in application equipment, as well as the employment and training of the needed personnel. These developments are expected to benefit the organization in the future. In addition, on June 30, 1997, the original stockholders of the Company converted long-term debt plus accrued interest to common stock.

2. On July 6, 1997 the Company hired an executive vice president of sales and marketing. The vice president's responsibilities included hiring and training a team of independent sales representatives and developing a national marketing plan. On January 27, 1998 he was promoted to president and on October 14, 1998 to chief executive officer.





                                                                     (continued)

                         The Bullhide Liner Corporation
                    Notes to Financial Statements - Continued
                                   (Unaudited)


NOTE 13 - GOING CONCERN (continued):

3. The Company completed a private placement of common stock during July 1997 which resulted in the issuance of 10,000 units at $5.00 per unit. Each unit consisted of 50 shares of common stock and 95 redeemable stock purchase warrants. The Company received its symbol to trade on the NASDAQ Bulletin Board on December 17, 1997. A secondary market for the stock was established. As of July 10, 1998 all warrants were exercised and the company received a net total of $783,629. The Company has utilized this investment capital to expand national advertising and exhibits at national and regional trade shows. Research and engineering activities have also been expanded to produce the next generation of application equipment and coating and lining products.

4. Recent marketing efforts in the industrial flooring and chemical containment markets have resulted in positive sales. Generally, jobs in the flooring and chemical containment markets are much larger than the truck bed liner market and may result in a higher sales volume of Bullhide materials per order and per dealer.

5. During April 1999, the Company began the process of restructuring the Company's operations and administration by moving its corporate office from Spokane, Washington, to south Florida. A fifth master distributorship, serving the Northwest region, has been established in Spokane by the Company's founder. This restructuring will save the Company in excess of $250,000 in annualized costs.

6. On May 6, 1999, the Company engaged a law firm to prepare a Registration Statement on Form 10-SB for the registration of its securities with the SEC. Beginning in January 1999, the NASD has required all prospective new listing companies to become registered with the SEC in order to qualify for listing on the OTC Bulletin Board exchange. Companies already on the exchange were given deadlines to file a registration statement with the SEC. The Company's deadline to complete its registration process with the SEC is October 1999.


NOTE 14 - ISSUANCE OF COMMON STOCK ON CONVERSION OF DEBT:

On April 13, 1999, the following liabilities were converted to common stock:

     Notes payable to stockholders and  officers               $122,986
                  (related parties)
     Note payable to stockholders                                36,158

     Note payable to Poly Chem Corporation                       37,744
                   (a related party)                           --------


                                                               $196,888
                                                               ========




                                                                     (continued)

                         The Bullhide Liner Corporation
                    Notes to Financial Statements - Continued
                                   (Unaudited)



NOTE 15 - PENDING LITIGATION:

On June 17, 1998, the holders of the note payable to ex-franchisee initiated legal action to collect the remaining balance per the agreement. In addition, the plaintiff has made a formal claim for compensation and lost opportunity to pursue a successful business venture. The Company agrees to the note payable liability and intends to vigorously defend the additional claims which the Company considers groundless. The ultimate resolution of these matters is not ascertainable at this time. No provision has been made in the financial statements related to this claim.

On January 21, 1999, a Bullhide dealer initiated legal action for breach of contract, fraud, and violation of the Tennessee Consumer Protection Act. Plaintiff is seeking damages incurred. The Company intends to vigorously defend the substantive claims in this case and is unable to estimate the success or the amount or range of potential loss, if any.



NOTE 16 - LEASE COMMITMENT:

The Company leases the building facilities in Spokane, Washington from an unrelated third party. During May, 1999, the Company moved its administrative and accounting offices from the leased facilities to South Florida. The third party lessor, the Company's Spokane dealer and the Company's officer remaining in Spokane are exerting their best efforts to locate a suitable replacement lessee or sub-lease. The Company has accrued an expense, which management believes is adequate to cover future payments related to this lease, during the six months ended September 30, 1999 as part of the loss on the abandonment of the Spokane facility. Future minimum lease payments under the noncancellable operating lease, with an option to renew, are as follows:


         Year ended September 30, 2000                     50,886
         Year ended September 30, 2001                      8,480
                                                          -------

            Total future minimum lease payments           $59,366
                                                          =======



                                                                     (continued)

                         The Bullhide Liner Corporation
                    Notes to Financial Statements - Continued
                                   (Unaudited)


NOTE 17 - EARNINGS (LOSS) PER SHARE:

Basic earnings (loss) per share are calculated by dividing earnings (loss) per share by the weighted average number of common shares outstanding during the period.



                                                     Six Months Ended
                                                    September 30, 1999
                                                    ------------------
                                             Income        Shares      Per-share
                                          (Numerator)   (Denominator)    Amount
                                          -----------   -------------    ------

Income (loss) from continuing
   operations                              $ (161,186)    9,401,649

Loss from sale/abandonment of
   Spokane facility                        $  (40,369)    9,401,649
Less preferred stock dividends                  -             -
                                           ----------     ---------

Income (loss) available to common
   shareholders - Basic
   earnings (loss) per share               $ (201,555)    9,401,649     $(.0214)
                                           ==========     =========     =======




There were no dilutive securities, options or warrants at September 30, 1999.



                                                      Six Months Ended
                                                     September 30, 1998
                                                     ------------------
                                             Income        Shares      Per-share
                                          (Numerator)   (Denominator)    Amount
                                          -----------   -------------    ------

Income (loss) from continuing
   operations                              $(437,930)     7,547,380


Less preferred stock dividends                  -             -
                                           ----------     ---------

Income (loss) available to common
   shareholders - Basic
   earnings (loss) per share               $ (437,930)    7,547,380     $(.0580)
                                           ==========     =========     =======



There were no dilutive securities, options or warrants at September 30, 1998



                                                                     (continued)

                         The Bullhide Liner Corporation
                    Notes to Financial Statements - Continued
                                   (Unaudited)



NOTE 18 - REVENUES FROM CUSTOMERS:

Following is a summary of revenues from external customers for the Company's product groups:



                                                 Six Months Ended
                                                  September 30,
                                                  -------------
                                             1999                 1998
                                             ----                 ----
                                        Amount   Percent     Amount   Percent
                                        ------   -------     ------   -------

Product application sales              $ 11,891     1.5%     $136,333   13.1%
Chemical sales to dealers               459,251    57.8       385,451   37.2
Machines and machine parts              155,061    19.5       435,956   42.0
Dealer supply                             5,590     0.7        34,191    3.3
Area development fees                   162,899    20.5        45,000    4.3
Other                                      -         -             90    0.0
                                       --------   -----    ----------  -----


     Totals                            $794,692   100.0%   $1,037,021  100.0%
                                       ========   =====    ==========  =====

NOTE 19 - SUBSEQUENT EVENTS

The Company did not meet its October 6, 1999 deadline for registration with the Securities and Exchange Commission (see NOTE 13). However, the Form 10-SB Registration Statement was filed on October 1, 1999 and the Company's law firm estimates a completed registration, with satisfactory response to Security and Exchange Commission comments, during the period from November 30, 1999 to January 31, 2000. As a result of the delayed registration, the Company's stock trading has been transferred from the NASD O-T-C Bulletin Board to the O-T-C "pink sheets." The NASD will probably return trading of the Company's stock to the Bulletin Board as soon as the Securities and Exchange Commission registration is completed.